SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2005



                                CP SHIPS LIMITED

-------------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

-------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____              Form 40-F        X
                                                     -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______         No       X
                                    -

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954

                               Page 1 of 48 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     CP SHIPS LIMITED
                                                     ----------------
                                                     (Registrant)

Date:  15 April 2005
                                                     By:  /s/ JOHN M. BAKER
                                                          ---------------------
                                                          Name:  John M. Baker
                                                          Title:  Secretary

                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

    10.1     Financial statements for years ended 31 December 2004,       4
             2003 and 2002 (with item 18 and subsidiary guarantor disclosures)

                                                                  Exhibit 10.1






                               CP SHIPS LIMITED

                     FINANCIAL STATEMENTS FOR YEARS ENDED
                        31ST DECEMBER 2004, 2003 AND 2002
               (WITH ITEM 18 AND SUBSIDIARY GUARANTOR DISCLOSURES)













                          CONTENTS

                          2  Management's Responsibility for Financial Reporting

                          2  Auditors' Report

                          3  Consolidated Statements of Income

                          3  Consolidated Statements of Retained Earnings

                          4  Consolidated Balance Sheets

                          5  Consolidated Statements of Cash Flow

                          6  Notes to the Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in these consolidated financial statements is the responsibility of management and has been reviewed and approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include amounts based on management's best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and to the Audit Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of all of the non-executive directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.


Raymond R. Miles                              Ian J. Webber
Chairman                                      Chief Financial Officer
23rd March 2005

AUDITOR'S REPORT
To the shareholders of CP Ships Limited

We have audited the consolidated balance sheets of CP Ships Limited as at 31st December 2004 and 2003, and the consolidated statements of income, retained earnings and cash flow for each of the years ended 31st December 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31st December 2004 and 2003, the results of its operations and its cash flow for each of the years ended 31st December 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
23rd March 2005, except as to note 26 which is as of 14th April 2005

CONSOLIDATED STATEMENTS OF INCOME
(US$ millions except per share amounts)
                                                                                           Year ended 31st December
                                                                             2004             2003              2002
                                                                             ----             ----              ----

Revenue
Container shipping operations                                               3,671            3,130             2,687

Expenses
Container shipping operations                                               2,992            2,487             2,155
General and administrative                                                    428              424               367
Depreciation and amortization of intangible assets                            124              119                93
Currency exchange loss/(gain)                                                   3               (2)               (4)
Diminution in value of property, plant and equipment                            -                2                 -
Gain on disposal of property, plant and equipment                               -               (2)                -
                                                                    ---------------- ----------------- ----------------
                                                                            3,547            3,028             2,611
                                                                    ---------------- ----------------- ----------------

Operating income before exceptional items                                     124              102                76
Exceptional items (note 3)                                                      -              (10)                2
                                                                    ---------------- ----------------- ----------------

Operating income                                                              124               92                78
Interest expense, net (note 4)                                                (44)             (36)              (23)
                                                                    ---------------- ----------------- ----------------

Income before income tax                                                       80               56                55
Income tax expense (note 5)                                                   (11)              (3)              (10)
                                                                    ---------------- ----------------- ----------------

Net income available to common shareholders                                  $ 69             $ 53              $ 45
                                                                    ---------------- ----------------- ----------------

Average number of common shares outstanding (millions) (note 18)             90.0             89.8              84.8
Earnings per common share basic (note 18)                                  $ 0.77           $ 0.59            $ 0.53
Earnings per common share diluted (note 18)                                $ 0.75           $ 0.57            $ 0.52


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Balance, 1st January                                                          579              540               509
Adoption of new accounting policies (note 2 and note 16)                       (1)               -                 -
Retained Earnings, beginning of period as restated                            578              540               509
Net income                                                                     69               53                45
Dividends on common shares                                                    (14)             (14)              (14)
                                                                    ---------------- ----------------- ----------------
Balance, 31st December                                                      $ 633            $ 579             $ 540
                                                                    ---------------- ----------------- ----------------

See accompanying notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS
(US$ millions)
                                                                               As at 31st December
                                                                             2004             2003
                                                                             ----             ----
ASSETS
Current assets
Cash and cash equivalents                                                     135               75
Accounts receivable (note 7)                                                  473              463
Prepaid expenses                                                               54               44
Inventory                                                                      26               24
                                                                    ---------------- -----------------
                                                                              688              606

Property, plant and equipment (note 8)                                      1,181            1,235
Deferred charges (note 9)                                                      49               32
Goodwill (note 10)                                                            608              598
Future income tax assets (note 5)                                               7                4
Other assets and intangible assets (note 11)                                   37               25
                                                                    ---------------- -----------------
                                                                          $ 2,570          $ 2,500
                                                                    ---------------- -----------------

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities                                      626              564
Long-term debt due within one year (note 12)                                   19               19
                                                                    ---------------- -----------------
                                                                              645              583

Long-term liabilities
Long-term debt due after one year (note 12)                                   545              632
Future income tax liabilities (note 5)                                          8                7
                                                                    ---------------- -----------------
                                                                              553              639

Shareholders' equity
Common share capital (note 15)                                                689              686
Other Equity (note 12)                                                         29                -
Contributed surplus (note 15)                                                  14                7
Retained earnings                                                             633              579
Cumulative foreign currency translation adjustments (note 15)                   7                6
                                                                    ---------------- -----------------
                                                                            1,372            1,278
                                                                    ---------------- -----------------
                                                                          $ 2,570          $ 2,500
                                                                    ---------------- -----------------

Contingent Liabilities and Commitments - notes 19 and 20
See accompanying notes to the consolidated financial statements


On behalf of the Board:




Raymond R. Miles                         Ian J. Webber
Chairman                                 Chief Financial Officer

CONSOLIDATED STATEMENTS OF CASH FLOW
(US$ millions)
                                                                                           Year ended 31st December
                                                                             2004             2003              2002
                                                                             ----             ----              ----
Operating activities
Net income                                                                     69               53                45
Depreciation and amortization of intangible assets                            124              119                93
Exceptional items                                                               -               10                (2)
Future income tax benefit                                                      (2)              (4)               (1)
Amortization of deferred charges                                               17               13                 9
Amortization of bond discount                                                   1                -                 -
Diminution in value of property, plant and equipment                            -                2                 -
Gain on disposal of property, plant and equipment                               -               (2)                -
Stock based compensation                                                        7                6                 1
Accretion of convertible notes                                                  4                -                 -
Other                                                                          (2)               -                 -
                                                                    ---------------- ----------------- ----------------
                                                                              218              197               145
Decrease/(increase) in non-cash working capital (note 17)                      27              (37)              (49)
                                                                    ---------------- ----------------- ----------------
Cash from operations before exceptional payments                              245              160                96
Exceptional item payments                                                      (2)             (10)              (12)
                                                                    ---------------- ----------------- ----------------

Cash from operations                                                          243              150                84

Financing activities
Increase in share capital                                                       2                1                88
Convertible notes issued                                                      200                -                 -
Increase in long-term debt                                                     76              104               557
Repayment of long-term debt                                                  (369)            (172)             (212)
Reimbursement of ship stage payments                                            -               43                 -
Repayment of Italia short-term debt                                             -                -               (11)
Increase in deferred financing costs                                          (10)              (1)              (11)
Financing costs allocated to other equity                                      (1)               -                 -
Common share dividends paid                                                   (14)             (14)              (14)
                                                                    ---------------- ----------------- ----------------
Cash outflow from financing activities                                       (116)             (39)              397

Investing activities
Additions to property, plant and equipment                                    (38)            (158)             (439)
Increase in deferred dry-dock costs                                           (24)              (4)               (9)
Acquisition of businesses (note 6)                                             (5)               -               (40)
Proceeds from disposal of property, plant and equipment                         2               18                 5
Increase in other assets                                                       (2)              (2)               (4)
                                                                    ---------------- ----------------- ----------------
Cash outflow from investing activities                                        (67)            (146)             (487)

Increase/(decrease) in cash and cash equivalents (1)                           60              (35)               (6)
Cash and cash equivalents at beginning of year                                 75              110               116
                                                                    ---------------- ----------------- ----------------
Cash and cash equivalents at end of year                                    $ 135             $ 75             $ 110
                                                                    ---------------- ----------------- ----------------

Additional information
Taxes paid                                                                    $ 7              $ 6              $ 12
Interest paid                                                                $ 36             $ 32              $ 12
                                                                    ---------------- ----------------- ----------------

(1) Cash and cash equivalents comprise cash and temporary investments with a maximum maturity of three months at date of purchase.
See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, all amounts are shown in US$ millions)

1. Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies are consistent with generally accepted accounting principles accepted in the United States ("US GAAP") in all material respects except as outlined in note 24. The accounting policies of some overseas subsidiaries do not conform to Canadian GAAP and, where appropriate, adjustments are made on consolidation to present the group financial statements on a consistent basis.

(a) Basis of consolidation - The consolidated financial statements include CP Ships Limited ("CP Ships") and all of its subsidiary companies (collectively "the group") from the date of acquisition until the date of disposal, if relevant.

(b) Revenue & cost recognition - Revenue and costs directly attributable to loaded container movements are recognized when delivery of the container is completed. A substantial element of the cost of delivery of each container to its ultimate destination is estimated and accrued because there can be delays in the receipt or advice of the final charges from agents and suppliers throughout the world. Consequently, significant accruals are outstanding at each financial period end. CP Ships has considerable experience in estimating costs of transporting containers.

Other revenue is accounted for on completed service delivery and other costs are accounted for when incurred.

(c) Use of estimates - The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. On an ongoing basis, management reviews its estimates, including those related to revenue, accruals for costs incurred but not billed by vendors, bad debts, potential impairment and useful lives of assets, income taxes, certain other accrued liabilities, pensions and post retirement benefits and stock-based compensation. Actual results may differ from these estimates.

(d) Income taxes - CP Ships accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the basis of assets and liabilities used for financial statement and for income tax purposes, using substantively enacted tax rates. Future tax assets are not recognized if they are not expected to be utilized.

(e) Exceptional items - Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a fair presentation.

(f) Earnings per common share - Basic earnings per common share is calculated using the weighted average number of common shares outstanding in the year.

Diluted earnings per share represents what earnings per share would have been if:
     o instruments, convertible into common shares that had the impact of reducing earnings per share, had been converted; and
     o unvested restricted shares expected to vest at a future date had vested.

The dilutive effect is calculated by increasing the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place and the restricted shares vested. It is assumed that conversion or vesting would occur either at the beginning of the year for instruments or shares outstanding all year, or from the date of issue for instruments or shares issued during the year.

(g) Inventory - Inventory is valued at the lower of cost and net realizable value. Inventory consists of fuel supplies and other consumables related to CP Ships' operations.

(h) Property, plant & equipment - Property, plant and equipment is stated at cost less depreciation, which is determined on a straight-line basis over the estimated remaining useful life of each asset.

Depreciation on ships is calculated on a straight-line basis at rates to reduce the book value of each ship to its estimated residual value by the end of its estimated useful life. Reviews are made periodically of the estimated remaining lives of ships taking into account commercial and technological obsolescence as well as normal wear and tear. The total useful economic life of a ship is approximately 25 years. Major additions, replacements and capital improvements to ships are depreciated over the estimated remaining useful life of the ship.

Other assets are depreciated as follows:

     o Containers are depreciated over their estimated useful life of 12 years to their estimated residual values.
     o Furniture and equipment is fully depreciated over the estimated useful lives of the assets, a maximum of ten years.
     o Computer hardware and software is fully depreciated over its estimated useful life, which varies between two and eight years, from the date that it is brought into use. Relevant costs directly associated with developing or obtaining internal-use computer software are capitalized.
     o Trucking equipment is fully depreciated over the estimated service lives of the assets, a maximum of ten years.
     o Owned automobiles are depreciated on a straight-line basis over four years.
     o Leasehold improvements are amortized over the lesser of the remaining lease term or ten years.
     o Terminal equipment is depreciated over its estimated useful life, which varies between three and 30 years.

When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and the remaining balance, net of any proceeds from sale or salvage value, is reflected in the result from operations.

In accordance with the Canadian Institute of Chartered Accountant's Handbook ("CICA") 3063, "Impairment of Long-lived Assets," CP Ships reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. If such property, plant and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying amount of the assets exceeds their fair market value. Assets to be disposed of are reported at the lower of (i) the carrying amount, or (ii) fair value less costs to sell.

(i) Leases - Leases are classified as either capital or operating. Those leases that transfer substantially all the benefits and risks of ownership of property to CP Ships are accounted for as capital leases. All other leases are accounted for as operating leases.

Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the lesser of the period of expected use of the assets or the lease term. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year, otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The financing element of the lease payments is charged to income over the term of the lease.

Operating lease costs are charged to income on a straight-line basis.

(j) Deferred charges - Deferred charges include deferred financing costs and deferred dry-docking costs.

Deferred financing costs represent expenses incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements. Any unamortized cost is written off on the early termination of the underlying arrangement. Dry-docking and special survey costs are deferred and amortized over the dry-docking cycle, typically between two to five years. Any unamortized cost is written off on the disposal of the relevant ship.

(k) Goodwill - Goodwill represents the excess of the fair value of consideration paid over the fair value of net tangible and other identifiable intangible assets acquired. CP Ships evaluates the carrying value of goodwill for possible impairment of each reporting unit on an annual basis, specifically at 1st August, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds the fair value. Goodwill impairment is measured as the excess of the carrying amounts of the reporting units goodwill, over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

(l) Intangible assets - Separately identifiable intangible assets related to acquisitions are recorded at fair value and are amortized on a straight-line basis over their estimated economic useful lives, ranging from ten to 20 years. There are no intangible assets with indefinite lives. Intangible assets that are amortized are subject to impairment testing when events or circumstances indicate that their carrying value may not be recoverable. There were no write-downs related to intangibles due to impairment for the years ended 31st December 2004 and 2003.

(m) Foreign currency translation - Revenue and expense items and other transactions of CP Ships denominated in foreign currencies are recorded in US$, which is the functional currency of CP Ships, at the exchange rates in effect on the dates of the related transactions. CP Ships' monetary assets and liabilities denominated in foreign currencies are translated into US$ at the year-end rates of exchange. Foreign currency gains and losses arising from realization or remeasurement of foreign currency denominated monetary assets and liabilities within CP Ships are recognized in income as incurred.

The financial statements of subsidiary companies, which are considered to be self-sustaining, denominated in currencies other than US$ are translated into US$ using year-end rates of exchange for assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are deferred and included under shareholders' equity as foreign currency translation adjustments.

The financial statements of subsidiary companies, which are considered to be integrated operations, denominated in currencies other than US$ are translated into US$ using year-end rates of exchange for monetary assets and liabilities, historical exchange rates for non-monetary assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are recognized in income.

(n) Employee future benefits - The costs of defined benefit pensions are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Fair values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

Pension expense includes the cost of pension benefits earned during the year, the interest cost on pension obligations, the expected return on pension plan assets, settlement gains, the amortization of any net transitional asset, the amortization of adjustments arising from any pension plan amendments and the amortization of the excess of any net actuarial gain or loss of over 10% of the greater of the benefit obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans.

For defined contribution plans, pension costs generally equal plan contributions due during the year.

(o) Derivative financial instruments - Derivative financial instruments are utilized to manage exposure to foreign currency exchange rates, interest rates and fuel prices. CP Ships does not use derivative financial instruments for speculative or trading purposes.

All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and the strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecast transactions. Assessments are made, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Payments or receipts under derivative financial instruments used to manage exposure to foreign currencies and bunker fuel are recognized in the income statement concurrently with the hedged transaction and are netted against the hedged item, providing the guidelines, including the identification, documentation, designation and effectiveness of hedges, are met. The fair values of non-qualifying outstanding contracts are reflected in the financial statements.

(p) Stock-based compensation - Under certain stock-based compensation plans described in note 16, stock options and restricted stock have been granted to directors and certain key employees of CP Ships or were granted to former Canadian Pacific Limited ("CPL") employees as part of the Plan of Arrangement under which CP Ships was demerged from CPL on 1st October 2001 (note 15). Under the revised accounting policy (note 2), the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the awards in results from operations. Prior to 2004, any consideration paid by employees on the exercise of stock options was credited to share capital. In the event options are cancelled, no adjustment is made to share capital and no expense is recognized.

Awards of deferred stock units, which do not entitle the holder to shares in CP Ships but which have a value that is dependant on the market value of CP Ships' shares, are accounted for as an expense at the date of issue, and a liability is recorded. Movements in the liability prior to the date of settlement of the award are accounted for by an adjustment to the liability at the end of each accounting period.

(q) Restructuring costs - All costs associated with an exit activity are recognized when liabilities are actually incurred. Provisions for restructuring costs are recorded in liabilities.

(r) Acquisitions - All acquisitions are accounted for using the purchase method. Under this method, all assets and liabilities are recorded at their fair value at the acquisition date. In April 2004 CP Ships acquired ROE Logistics (note 6).

(s) Comparative figures - Certain comparatives have been reclassified to conform to the financial statement presentation adopted in the current year.

2. Changes in accounting policies

Canadian accounting standards and pronouncements that have been adopted, in whole or in part, for the first time in these financial statements are as follows:

(a) Derivative financial instruments - CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships," established new criteria for applying hedge accounting and applied to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. Where derivative instruments accounted for as hedges prior to 1st January 2004 no longer qualified for hedge accounting, their recorded amounts were adjusted from their carrying value to their fair value. The adjustments recorded on transition have been deferred and are recognized in the statement of income on a basis consistent with the underlying hedged items.

(b) Stock based compensation - CICA 3870, "Stock-based Compensation and Other Stock-based Payments," effective 1st January 2004, requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. The fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income using the intrinsic value method.

CP Ships elected to apply this change retroactively in accordance with CICA 3870. The effect of introducing the new policy was determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(c) Generally Accepted Accounting Principles - CICA 1100 "Generally Accepted Accounting Principles" was adopted effective 1st January 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources. CICA 1100 also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

(d) Asset retirement obligations - CICA 3110 "Asset Retirement Obligations" was adopted effective fiscal year 2004. The section harmonizes Canadian GAAP with US Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The standard replaces the guidance on future removal and site restoration costs in CICA 3061 "Property, Plant and Equipment" and CICA 4430 "Capital Assets Held by Not-for-Profit Organizations."

The standard requires the recognition of a liability for any statutory, contractual or other legal obligation relating to asset retirement, normally when incurred. The liability is measured initially at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost would be amortized to income on a systematic and rational basis. Entities are required to disclose certain key information about the liability. The adoption of this standard had no impact on the results of operations or financial position in 2004.

(e) Future accounting changes

Variable Interest Entities - Accounting Guideline 15 ("AcG-15"),
"Consolidation of Variable Interest Entities" is effective for all periods beginning on or after 1st November 2004. AcG-15 is harmonized with US GAAP and provides guidance on the consolidation of variable interest entities ("VIEs"). VIEs are characterized as entities in which:

     o the equity is not sufficient to permit that entity to finance its activities without external support, or
     o equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

Where a reporting entity is deemed to have a variable interest in such an entity, and where that interest will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected returns, or both, the reporting entity is the `primary beneficiary', and must consolidate the VIE. The introduction of AcG-15 will require the consolidation of certain trust vehicles created by CP Ships to hold awards of shares to employees. If consolidation of these trusts had been required at 31st December 2004, the impact on shareholders' equity would have been an increase of $1 million.

Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income, and Equity - In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships, and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and US GAAP with respect to financial instruments and financial statement presentation. CP Ships will be required to apply these standards no later than the fiscal year ending 31st December 2007. CP Ships has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and US GAAP described in note 24 to the consolidated financial statements.

3. Exceptional items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. At 31st December 2004, this restructuring was substantially complete with $2 million remaining to be spent for redundant office leases that do not expire until 2008.

In 2002 the exceptional credit of $2 million arose from the write back of unutilized provisions for unusual charges established in 2001 as an exceptional charge.

4. Interest expense, net

                                           2004       2003        2002
                                           ----       ----        ----

Long-term debt                              (44)       (38)        (24)
Short-term debt                              (1)        (1)         (1)
                                       ---------- ----------- ----------
Total interest expense                      (45)       (39)        (25)
Interest income                               1          3           2
                                       ---------- ----------- ----------
Interest expense, net                     $ (44)     $ (36)      $ (23)
                                       ---------- ----------- ----------

5. Income tax expense

The principal operating subsidiaries have operations taxable mainly in jurisdictions or under programs with relatively low rates of tax including under UK Tonnage Tax where taxation is based on the tonnage of ships used by the subsidiary, rather than profits earned.

                                           2004       2003        2002
                                           ----       ----        ----
Income tax expense
Current                                      13          7          11
Future                                       (2)        (4)         (1)
                                       ---------- ----------- ----------
                                           $ 11        $ 3        $ 10
                                       ---------- ----------- ----------

The reconciliation between the income tax expense and the theoretical expense obtained by applying the Canadian statutory tax rate is as follows:

                                           2004          2003          2002
                                           ----          ----          ----

Canadian Statutory Tax Rate                  32.12%        34.12%        36.12%

Provision at Canadian statutory rates        26            20            17
Foreign tax rate differentials               (5)           (2)           (7)
Tonnage tax rate differentials              (13)          (15)           (5)
Prior year items                              -            (2)           (1)
Tax losses now recognized                    (2)           (3)            -
Other                                         5             5             6
                                       ------------- ------------- -------------
Income tax expense                         $ 11           $ 3          $ 10
                                       ------------- ------------- -------------

The provision for future income taxes arises from differences in the recognition of revenues and expenses for income tax and accounting purposes. The temporary differences comprising the net future income tax liabilities are:

                                               2004       2003
                                               ----       ----
Future income tax assets
Non-capital loss carryforwards                    5          4
Other                                             2
                                           ---------- -----------
                                                $ 7        $ 4
Future income tax liabilities
Capital assets carrying value in excess of
    tax basis                                    (8)        (7)
Other items                                       -          -
                                           ---------- -----------
                                               $ (8)      $ (7)

                                           ---------- -----------
Net future income tax liabilities              $ (1)      $ (3)
                                           ---------- -----------

In assessing the realizability of future income tax assets, CP Ships considers whether it is more likely than not that some or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. CP Ships considers the scheduled reversal of historical taxable income, projected future taxable income and tax planning strategies in making this assessment.

At 31st December 2004, the amount of unused tax losses was $76 million (2003:
$62 million, and 2002: $56 million), for which no future tax asset has been recognized because it is considered unlikely the losses will be utilized in the foreseeable future, if at all. The tax losses in Canada of $75 million and Germany of $1 million will expire as follows: $3 million in 2005, $4 million in 2006, $5 million in 2007, $24 million in 2009 and $40 million thereafter.

6. Business acquisitions

On 1st April 2004, CP Ships acquired all of the outstanding shares of ROE Logistics ("ROE") for $13 million. ROE and has offices in Montreal, Toronto, Calgary and Vancouver specializing in providing a range of freight forwarding, customs brokerage, logistics, warehousing and distribution services.

The acquisition has been accounted for using the purchase method of accounting with its results of operations consolidated from the date of acquisition. The fair value of the tangible net assets acquired was $1 million, with the remainder of $12 million being non tax-deductible goodwill of $10 million and other intangible assets including customer based intangible assets of $2 million. Cash consideration of $5 million has been paid, with the remaining balance to be paid in equal annual instalments of $3 million subject to achievement of financial targets for the years ending 31st December 2004, 2005 and 2006. An analysis of the acquisition is as follows:

                                       $ millions
                                       ----------
Term Deposits                                  7
Accounts receivable and inventory              7
Goodwill                                      10
Intangible Assets                              2
Bank borrowings                               (9)
Accounts payable and accrued                  (4)
liabilities
                                        ----------
Consideration and costs                     $ 13
                                        ----------

There were no business acquisitions in the year ended 31st December 2003.

In 2002, CP Ships acquired all the outstanding shares of Italia di Navigazione S.p.A. ("Italia Line") and its sales agencies in Italy and Spain together with certain assets of its Canadian and Venezuelan agencies. This acquisition gave rise to goodwill and other intangible assets of $106 million. No deferred tax asset was created for tax losses or tax-deductible goodwill since they were not expected to be utilized. The estimated fair values of the net assets acquired and consideration, which was paid in cash, are summarized as follows:

Accounts receivable and inventory            36
All other tangible assets                    16
Goodwill and other intangible assets        106
Bank borrowings                             (11)
Accounts payable and accrued                (85)
liabilities
Long-term debt                              (22)
                                       ----------
Consideration and costs                    $ 40
                                       ----------

Included above is a $9 million provision to terminate contracts and restructure the organization. These costs related to closing certain offices and terminating contracts with third party suppliers that were not needed. The remaining balance at 31st December 2003 was $3 million, the majority of which was paid during 2004. The residual amount will be utilized during 2005.

7. Accounts receivable

                                                      2004        2003
                                                      ----        ----

Trade receivables                                      392         335
Third-party agents                                       9          16
Other receivables                                       72         112
                                                  ----------- ----------
Total accounts receivable                            $ 473       $ 463
                                                  ----------- ----------

8. Property, plant & equipment

                                                      2004        2003
                                                      ----        ----

Ships
Cost                                                 1,198       1,188
Accumulated depreciation                              (261)       (201)
                                                  ----------- ----------
                                                       937         987
Containers
Cost                                                   154         140
Accumulated depreciation                               (69)        (67)
                                                  ----------- ----------
                                                        85          73
Terminal equipment & other
Cost                                                   162         151
Accumulated depreciation                               (92)        (82)
                                                  ----------- ----------
                                                        70          69
Computer hardware & software
Cost                                                   236         227
Accumulated depreciation                              (147)       (121)
                                                  ----------- ----------
                                                        89         106

Total cost                                           1,750       1,706
Total accumulated depreciation                        (569)       (471)
                                                  ----------- ----------
Net book value                                     $ 1,181     $ 1,235
                                                  ----------- ----------

Assets under construction which are not being depreciated, included in computer hardware and software, amount to $6 million at 31st December 2004 (2003: $5 million).

At 31st December 2004 assets held under capital leases, with a cost of $185 million (2003: $215 million) and accumulated depreciation of $30 million (2003: $67 million), are included above and mainly comprise ship leases with a net book value of $103 million (2003: $105 million), and container leases of $49 million (2003: $39 million).

Ships with a net book value of $895 million at 31st December 2004 (2003: $945 million) were pledged as security against bank and other loans.

9. Deferred charges

Deferred charges of $49 million (2003: $32 million) comprise:

(a) Unamortized deferred financing costs of $18 million (2003: $15 million) related to the arrangement of financings including $200 million unsecured principal amount ten-year senior notes in 2002, $200 million principal amount twenty-year convertible senior subordinated notes and certain capital lease obligations. These costs are amortized evenly over the periods of the underlying arrangements, which end between 2005 and 2024. The amortization in 2004 was $7 million (2003: $4 million and 2002: $2 million) including a $4 million write off on the replacement of credit facilities.

(b) Unamortized deferred dry-dock costs of $31 million (2003: $17 million) related to dry-docking and special survey costs. These costs are amortized evenly over the dry-docking cycle, typically between two and five years. The amortization in 2004 was $10 million (2003: $9 million and 2002 $7 million).

10. Goodwill

                                           2004       2003
                                           ----       ----
Balance, 1st January                        598        598
Additions                                    10          -
                                       ---------- -----------
Balance, 31st December                    $ 608      $ 598
                                       ---------- -----------

Additions during the year relates to the acquisition of ROE Logistics (note 6).

11. Other assets and intangible assets

(a) Other assets

Other assets comprise cash on deposit of $8million (2003: $6 million) primarily in respect to operational guarantees (note 19) and $19 million (2003: $10 million) for an accrued receivable relating to the hedge of certain GBP denominated capital lease obligations (notes 12 and 14).

(b) Intangible assets

                                                 2004       2003
                                                 ----       ----

Cost                                               10         10
Additions                                           2          -
                                             ---------- -----------
Accumulated depreciation                           (2)        (1)
                                             ---------- -----------
                                                 $ 10        $ 9
                                             ---------- -----------

The balance at 31st December 2004 comprises customer-based intangibles of $8 million (2003: $7 million) and other intangible assets of $2 million (2003: $2 million). The current year addition relates to the acquisition of ROE Logistics (note 6). Amortization expense for these items in 2004 was $1 million (2003: $1 million and 2002: $ nil).

12. Long-term debt

                                                 2004       2003
                                                 ----       ----

Revolving Credit Facilities                         -        275
4% convertible senior subordinated notes          174          -
Ten-year senior notes                             197        196
Long-term loans                                    30         37
                                             ---------- -----------
                                                  401        508
Capital leases                                    163        143
                                             ---------- -----------
                                                  564        651
Amounts due within one year                       (19)       (19)
                                             ---------- -----------
Amounts due after one year                      $ 545      $ 632
                                             ---------- -----------

                                                 2004       2003
                                                 ----       ----
Other equity
                                             ---------- -----------
4% convertible senior subordinated notes        $ 29        $ -
                                             ---------- -----------

(a) Revolving credit facilities

During March 2004, the group replaced its $175 million and $350 million revolving credit facilities, which were in place at 31st December 2003, with a new $525 million multicurrency revolving credit facility ("$525 million facility"). The new facility was secured by first priority mortgages on 25 ships and certain related collateral. CP Ships and certain of its subsidiaries guarantee amounts outstanding under the facility.

Under the $525 million facility, the group can borrow up to the aggregate of 75% of the appraised value of the ships on which the facility is secured. The value of the secured ships is subject to an annual reappraisal and to the extent that borrowings exceed the 75% threshold, the group may be required to reduce borrowings to that threshold within 15 business days of notification. At 31st December 2004, the facility was undrawn and based on the appraised value of the ships, the group was able to borrow $525 million under the facility, subject to complying with certain financial and other covenants including those with respect to the group's consolidated debt, tangible net worth and liquidity position. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 31st December 2004 the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable quarterly on the undrawn portion of the facility.

(b) 4% convertible senior subordinated notes

On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements, which are classified separately in the balance sheet in accordance with Canadian GAAP. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that did not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance of $29 million, net of allocated fees, recorded in other equity.

The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semiannually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may be converted by the holders: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter; or
ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date; or iii) where CP Ships has called the notes for redemption; or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

(c) Ten-year senior notes

Ten-year senior notes comprise $200 million unsecured principal amount notes at 10.375% issued in July 2002 at a price of 97.722% for an effective rate of 10.75%, which mature in July 2012. The issue discount is being accreted over the life of the senior notes. CP Ships may redeem the senior notes at any time according to a predetermined pricing formula. The notes rank equally in right of payment with all of CP Ships' existing and future senior unsecured debt and amounts outstanding are guaranteed by certain of CP Ships subsidiaries.

The senior notes contain various restrictive covenants that, among other things, limit the ability of CP Ships and each of its subsidiaries to: (i) incur certain additional indebtedness; (ii) pay dividends on capital stock or redeem capital stock or prepay any subordinated debt; (iii) make certain investments; (iv) sell assets other than at a fair market value and for cash or other equivalent consideration; (v) enter into transactions with direct or indirect holders of more than 10% of the common shares of CP Ships or of its subsidiaries and with affiliates that are not subsidiaries of CP Ships, other than in good faith and on arm's-length terms; (vi) create security interests over any of their respective assets other than certain permitted security interests; (vii) sell shares in its subsidiaries or permit its subsidiaries to issue shares; (viii) sell and lease back assets; (ix) guarantee debt; (x) consolidate, merge or transfer all or substantially all of CP Ships' assets or
(xi) in the case of the note guarantors, dispose of their respective assets. All of these restrictions are subject to a number of important limitations and qualifications.

(d) Long-term loans

Long-term loans comprise a $30 million (2003: $37 million) term loan repayable up to 2008 bearing interest at 6.71% secured by four ships. Amounts outstanding under the facility are guaranteed by CP Ships and one of its subsidiaries. Under the terms of the facility CP Ships is subject to certain covenants including: (i) a restriction on the sale of assets outside the ordinary course of business and (ii) an ongoing obligation to ensure that the subsidiary guarantor has a net worth of at least $100 million.

(e) Aggregate maturities of long-term debt

Aggregate maturities of the convertible senior notes, long-term loans and senior notes over the next five years and thereafter are as follows:

                                       $ millions
                                       ----------
2005                                           8
2006                                           8
2007                                          10
2008                                           4
2009                                         174
2010 and thereafter                          197
                                        ----------
                                           $ 401
                                        ----------

(f) Capital Leases

Capital leases consist of ship leases of $126 million (2003: $118 million), container leases of $34 million (2003: $21 million) of which $23 million (2003: nil) relates to the temperature-controlled lease and other leases of $3 million (2003: $4 million).

Ship leases - During 2003, two 4100 teu ships, Canmar Venture and Canmar Spirit, were financed under separate 25-year GBP denominated capital leases. These ship lease obligations bear interest at 3-month GBP LIBOR+0.2% and expire in 2028 and are repayable in quarterly instalments. Amounts outstanding under the leases are guaranteed by CP Ships and certain of its subsidiaries. The group has the sole option to terminate these leases at any time, or to extend them beyond 2028 for further one-year periods. The lessor is entitled to review the group's creditworthiness (according to its own criteria) during 2008 and 2018 to assess the adequacy of the guarantees provided by the group. If the lessor determines, in its sole discretion, that the creditworthiness of the group is inadequate, it can require the lessee to provide additional security by way of a letter of credit ("LC"), other security or prepay rentals to a specified level. Failure to provide such security and/or to make a prepayment would result in a termination event.

The Spirit lease is further secured by a LC provided by a bank currently rated "AA." In the event that the LC is not renewed or the bank's rating falls below "A-" and the group fails to renew the LC or provide additional security satisfactory to the lessor, a termination event would arise under the Spirit lease. Furthermore, failure to comply with financial covenants (which are similar to those contained in the $525 million facility) contained in the guarantee or the default clauses such as non-payment, breach of representations, warranties and undertakings contained in the leases would also result in termination events. On a termination event, the group would be required to pay to the lessor all outstanding amounts under the lease and associated financing documents, together with any loss incurred by the lessor on termination.

The lease obligations are denominated in GBP. The group has entered into equivalent amount GBP to US$ currency swap arrangements to mitigate foreign currency exchange risk (note 14), and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

Container and other leases - During the fourth quarter 2004, the group entered into a $46 million committed credit facility to fund its investment in 3,000 temperature-controlled containers. The facility is available until 30th June 2005, with a commitment fee of 0.5% per annum of the undrawn amount payable during this period. Once 1,500 units have been delivered and funded under the facility the containers are transferred into a lease which funds 100% of the investment and is split into four sub-leases each of up to 750 units. The first two leases commenced on 31st December 2004, and the second two will commence on the delivery of the remaining 1,500 units or 30th June 2005, whichever is earlier. Each lease is for eight years, amortizes to a 10% balloon payment, grants the group a purchase option at expiry and is priced at 3-month US$ LIBOR+1.25%. The sub-leases contain a number of cross default provisions and financial and operational covenants, which are similar to those contained in the $525 million revolving credit facility. CP Ships and certain of its subsidiaries guarantee amounts outstanding under the lease.

In addition to the temperature-controlled lease, the group has further capital leases on containers repayable in monthly instalments ending between 2005 and 2006. Obligations under container and other leases bear interest primarily at fixed rates, which range from 3% to 18%.

Total interest expense on all capital leases during 2004 amounted to $5 million (2003: $5 million and 2002: $2 million).

Total capital lease commitments over the next five years and thereafter are as follows:

                                                $ millions
2005                                                   22
2006                                                   20
2007                                                   16
2008                                                   13
2009                                                   13
2010 and thereafter                                   190
                                                 ----------
Total minimum lease payments                          274
Less imputed interest                                (111)
                                                 ----------
Present value of minimum lease payments               163
Less current portion                                  (11)
                                                 ----------
Long-term portion of capital lease commitments      $ 152
                                                 ----------

(g) Covenants

At 31st December 2004, CP Ships and the group were in compliance with the financial covenants contained in the long-term debt agreements and capital leases, and had no dividend or debt arrears.

In the event that the corporate rating from Standard & Poor's was to decrease by two notches from BBB- to BB, a default would occur. Unless remedied, including by prepayment of the facility, the default would be triggered under a container sale and leaseback agreement. It would lead to cross default of certain other debt facilities, including the $525 million revolving credit facility and the temperature-controlled container lease.

13. Fair value of financial instruments

Short-term financial assets and liabilities are valued at their carrying values as presented in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

The estimated fair value of other financial instruments at 31st December 2004 and 2003 is as follows:

                                         Asset /                    Asset /
                                       (Liability)  Asset /       (Liability)  Asset /
                                        Carrying  (Liability)      Carrying  (Liability)
                                         Amount   Fair Value        Amount   Fair Value
                                       ---------- -----------     ---------- -----------
                                               2004                       2003
                                       ----------------------     ----------------------
Long-term debt                             (564)      (617)           (651)      (686)
Derivative instruments (note 14):
        Interest rate swaps                   -         (2)              -         (1)
        Foreign currency contracts           22         22              10         10
        Bunker fuel price contracts           -         (1)              -          1


Long-term debt - The fair value of third-party long-term debt has been estimated based on current market prices and rates currently available to CP Ships for long-term borrowing with similar terms and conditions to those borrowings in place at the balance sheet date, or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Apart from the ten-year senior notes, there is no material difference between the carrying value and the fair value of the third-party long-term debt.

Interest rate, foreign currency & bunker fuel derivatives - The fair value of the interest rate swaps, foreign currency exchange contracts and bunker fuel price contracts, used for hedging purposes, is the estimated amount that the group would have to pay or receive to terminate the agreements at the reporting date, taking into account interest rates, foreign exchange rates and bunker fuel prices.

14. Derivative instruments & hedging activity

Derivatives are used only for hedging and risk management purposes. The following summarizes the group's management of market risk from foreign exchange fluctuations, changes in interest rates and bunker fuel prices.

(a) Foreign exchange risk management
As a result of net exposures denominated in currencies other than US$, the group is exposed to changes in exchange rates. To manage this risk, derivatives are used to cover certain forecast currency exposures.

During 2004, 40% of the Euro cost exposure, 25 % of the Canadian $ cost exposure and 24% of the GBP cost exposure were hedged resulting in a gain of $2 million (2003: $21 million and 2002: $18 million). At 31st December 2004, 4% of the Euro cost exposure was hedged in a range 0.80 - 0.85, 2% of the Canadian $ cost exposure was hedged in a range 1.28 - 1.38 and 4% of the GBP cost exposure was hedged in a range 0.56 - 0.58.

During 2003, the obligations under the GBP denominated capital leases on Canmar Venture and Canmar Spirit were swapped to US$ to remove the foreign currency exchange risk and as a consequence the effective interest rate is 3 - month US$ LIBOR+0.45%.

(b) Interest rate risk management

For the first eight months of 2004, the interest rate on the $200 million senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 6-month US$ LIBOR plus an average margin of 6.18%. During September 2004, this swap was closed out and replaced with a new swap which runs to 15th July 2012 and provides an interest rate of US$ LIBOR + 5.77%, set semiannually in arrears. As a result of swapping the interest rate from 10.375% fixed to floating, 2004 interest expense was reduced by $5 million.

(c) Bunker fuel price risk management

The group purchases approximately 1.6 million tonnes of bunker fuel annually and is exposed to movements in bunker fuel prices. To manage this exposure a range of instruments is used including swaps and put and call options to hedge up to 50% of anticipated demand. As at 31st December 2004, approximately 20% of anticipated bunker fuel purchases was hedged for first quarter 2005 at a price of $159 per tonne and 8% for the remainder of 2005 at $163 per tonne. The hedges were written against the Rotterdam 3.5% Barges Index and are before delivery costs.

(d) Credit risk management

The group is exposed to credit loss in the event of nonperformance by counterparties to financial instruments including the interest rate, foreign exchange and bunker hedge contracts. This risk is mitigated by contracting with a number of counterparties of high credit quality, thereby reducing the risks that would result from concentration.

15. Shareholders' equity

a) Plan of Arrangement

Prior to 1st October 2001, CP Ships Holdings Inc ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to a newly created subsidiary company, CP Ships. CPL then distributed its investment in CP Ships to CPL's common shareholders on the basis of one new common share in CP Ships for four old CPL common shares.

As both CPSHI and CP Ships were under the control of CPL at the time, the transactions were accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI became the historical financial information of the now publicly held CP Ships. On 1st January 2002, CPSHI amalgamated with CP Ships.

(b) Common shares

The authorized share capital of CP Ships is an unlimited number of common shares and an unlimited number of preference shares.

An analysis of common shares issued and outstanding is as follows:

                                                               Number      $ Millions
                                                               ------      ----------

                                                         --------------- ---------------
Balance at 31st December 2002                              89,736,921           $ 685
Issued under stock-based compensation plans                   153,598               1
                                                         --------------- ---------------
Balance at 31st December 2003                              89,890,519           $ 686
Issued under stock-based compensation plans (net of           407,009               3
4,399 cancelled shares)                                  --------------- ---------------
Balance at 31st December 2004                              90,297,528           $ 689
                                                         --------------- ---------------

No preference shares were issued at 31st December 2002, 2003 or 2004.

Shareholder rights plan - On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the "Rights Plan") as set out in Shareholder Rights Plan Agreement dated 30th July 2001 between CP Ships and Computershare Trust Company of Canada as trustee. The Rights Plan was amended and reconfirmed by CP Ships' shareholders on 17th April 2002. The Rights Plan is intended to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a takeover bid and to provide all shareholders with an equal opportunity to participate in the bid. The Rights Plan must be reconfirmed by a majority of shareholders of CP Ships at the annual meeting of shareholders in 2005. If the Rights Plan is not so confirmed, it will terminate at the end of such annual meeting.

The following summary of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan.

Under the Rights Plan, one right ("Right") is issued and attaches to each outstanding common share. The Rights will separate from the common shares and will be exercisable ten trading days after a person has acquired, or commenced a takeover bid to acquire, beneficial ownership of 20% or more of the common shares (a "Flip-in Event"), subject to the Board postponing such separation. Following a Flip-in Event, each Right (other than Rights held by the person that initiated the Flip-in Event) will permit the holders of Rights to purchase common shares at a 50% discount to their market price. The Rights are not exercisable if the take-over bid is made pursuant to an offer which (a) has been made by way of a take-over bid circular, (b) has been made to all shareholders of CP Ships, (c) is outstanding for a minimum of sixty days, and
(d) provides that, if more than 50% of the common shares held by Independent Shareholders (as defined in the Rights Plan) are tendered to the bid and not withdrawn within the sixty (60) day period, the bidder must make a public announcement to that effect and allow for the tendering of additional common shares for an additional ten (10) day period.

The Board may waive the application of the Rights Plan if the take-over bid is made by way of a circular to all holders of common shares. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20% or more of the common shares provided that they are not making a take-over bid.

(c) Foreign currency translation adjustments

Included in equity are the following cumulative foreign currency translation adjustments:

                                                                              2004       2003
                                                                              ----       ----
Balance, 1st January                                                             6         (8)
Change in foreign currency translation rates on foreign subsidiaries             1         14
                                                                          ---------- ----------
Balance, 31st December                                                         $ 7        $ 6
                                                                          ---------- ----------

(d) Contributed Surplus

The movement in the contributed surplus account is as follows:

                                                                          2004       2003
                                                                          ----       ----
Balance, 1st January                                                         7          1
Adoption of new accounting policy (note 2 and 16)                            1          -
                                                                      ---------- ----------
Contributed surplus at the beginning of the period as restated               8          1
Stock-based compensation                                                     7          6
Transfer on vesting of restricted shares                                    (1)         -
                                                                      ---------- ----------
Balance, 31st December                                                    $ 14        $ 7
                                                                      ---------- ----------

16. Stock plans

(a) Stock-based compensation

CP Ships has six stock-based compensation plans, which are described below:

CPL Key Employee Stock Option Plan ("KESOP") - On the effective date of the Plan of Arrangement described in note 15, outstanding options under the former parent's KESOP were replaced pro-rata with the new option plans of the five separately-listed companies created by the spin off, including CP Ships. Former CPL employees' options over CP Ships' shares may be exercised after two years from the original grant date under KESOP in respect to one-half of the number of shares and after three years in respect to the balance and expire ten years after the original grant date.

Employee Share Purchase Plan ("ESPP") CP Ships offers an Employee Stock Purchase Plan to its employees, whereby CP Ships contributes approximately $1 for every $6 contributed by the employee. The purpose of the scheme is to enable employees to acquire shares through payroll deductions. The purchase price of the shares is calculated based on the market price of the shares on or immediately prior to the grant date. CP Ship's matching contribution vests immediately from the time of purchase.

During 2004, a total of 29,091 (2003: 25,808) common shares have been issued from treasury under this plan. A further 431,533 common shares have been authorized and reserved for issuance under this plan (2003: 460,624).

Deferred Share Unit Plan ("DSUs") During 2004 CP Ships offered a Deferred Share Unit Plan ("DSUP") for members of the Board of Directors. The issue price of each DSU is equal to the market price of the share on the date of grant. The director is not permitted to convert DSUs into cash until retirement from the Board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the shares at the time the conversion takes place.

The value of the outstanding DSUs as at 31st December 2004 was $140,000 (2003:
$nil).

Employee Stock Option Plan ("ESOP") CP Ships has granted options and restricted shares to certain employees that vest after three years. The exercise price of each option equals the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and generally expire ten years after the grant date. The vesting of certain of the options and restricted shares issued is subject to the achievement of performance criteria. Expense related to the awards is accrued over the term of the award based on the expected market price at the time of vesting, subject to the likelihood of any performance-based criteria being met during the vesting period.

Directors Stock Option Plan ("DSOP") CP Ships has granted options to certain directors for the purchase of common shares. The options normally vest immediately upon grant. The exercise price of each option equals the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and generally expire ten years after the grant date.

Directors Share Compensation Plan ("DSCP") CP Ships uses Directors fees to purchase CP Ships stock on the open market on behalf of the Directors.

At 31st December 2004, 1,816,686 shares (2003: 1,360,630 shares) were available for the granting of future options and restricted shares under the stock option plans out of the 7,454,000 currently authorized.

During 2004, employees were granted 216,411 (2003: 1,059,579) restricted shares vesting on 1st December 2006, of which 178,411 are contingent on the achievement of certain company performance criteria. No stock options were granted in 2004. In addition, directors were granted 20,000 deferred stock units and 65,667 restricted shares in 2004.

For the 2003 stock compensation grants, vesting of all of the stock options and one-third of the restricted shares is contingent on the achievement by CP Ships of certain company and market-related performance criteria. The assumptions used in assessing the fair value of stock options issued in 2003, using the Black-Scholes model, were a dividend yield of 1.4%, volatility of 30%, risk-free interest rate of 4.5% and an expected option life of five years.

During 2004, the vesting of 110,667 stock options was accelerated from October 2004 to May 2004. These stock options were then exercised and a further 166,000 stock options and 36,889 restricted shares were cancelled. In addition it was determined that CP Ships would not achieve the performance necessary for 866,322 stock options to vest in December 2006, and as a result $2 million previously included as stock based compensation expense in the 2004 consolidated statement of income and in the adjustment to opening retained earnings at 1st January 2004 (note 2) was written back to the consolidated statement of income.

Total stock-based compensation expense of $7 million (2003: $6 million and 2002: $1 million) was recognized for the year ended 31st December 2004.

Stock options granted prior to 1st January 2002 are excluded from the fair value assessment, as permitted under Canadian GAAP.
Details of the stock options and restricted share activity for 2004, 2003 and 2002 are as follows:

                                                             Stock Options                      Restricted shares
                                                             -------------                      -----------------
                                                                        Weighted Average
                                                  Number of              Exercise Price             Number of
                                                   Options               ($ per share)                Shares
                                                   -------               -------------                ------
Balance as at 31st December 2001                     3,673,520                    7.33                  ____
Granted under:
    ESOP                                               155,500                    9.66               704,666
    DSOP                                                24,000                   10.39               _______
Exercised                                             (107,733)                   3.90               _______
Forfeited                                           (2,213,785)                   4.15               _______
Expired                                                    (25)                   3.90               _______
                                            ----------------------- ------------------------- -----------------------
Balance as at 31st December 2002                     1,530,977                    7.11                704,666
                                            ----------------------- ------------------------- -----------------------
Granted:
    ESOP                                             1,589,333                   12.64
    DSOP                                                24,000                   13.76
    Other                                                                                           1,059,579
Exercised                                             (127,790)                   6.17
Forfeited                                             (140,287)                   8.92                (90,006)
Expired                                                 (1,204)                   4.63
                                            ----------------------- ------------------------- -----------------------
Balance as at 31st December 2003                     2,875,029                   10.36              1,674,239
                                            ----------------------- ------------------------- -----------------------
Exercised                                             (182,159)                   7.34
Granted                                                                                               282,078
Forfeited                                              (56,853)                  11.88                (41,334)
Cancelled                                             (166,000)                  12.57                (36,889)
Expired                                                   (525)                   3.71
Vested                                                                                               (200,158)
                                            ----------------------- ------------------------- -----------------------
Balance as at 31st December 2004                     2,469,492                   10.41              1,677,936
                                            ----------------------- ------------------------- -----------------------

Details of the stock options outstanding as at 31st December 2004 are as follows:

                                                   Weighted
                                                    Average             Weighted                              Weighted
Range of                                          Remaining              Average                               Average
Exercise Prices              Options            Contractual      Exercise Price          Options        Exercise Price
($ per share)            Outstanding           Life (years)        ($ per share)     Exercisable         ($ per share)
--------------------- ------------------- ------------------ ------------------- ------------------ -------------------
    4.19 - 4.23               14,127                 0.45               4.20             14,127                4.20
    5.31 - 5.52              108,298                 4.58               5.41            108,298                5.41
    5.90 - 6.81               51,053                 2.45               6.32             51,053                6.32
    7.16 - 7.84              858,014                 6.79               7.84            457,687                7.84
     9.66 - 10.39             75,667                 7.48               9.89             62,334                9.94
   12.57 - 17.58           1,362,333                 8.19              12.67             24,000               13.76
                      ------------------- ------------------ ------------------- ------------------ -------------------
                           2,469,492                 7.36              10.41            717,499                7.67
                      ------------------- ------------------ ------------------- ------------------ -------------------

The weighted average exercise price of the 303,707 options exercisable at 31st December 2003 was $6.61 (2002: 413,989 and $4.10).

Details of the restricted shares outstanding as at 31st December 2004 by year of vesting are as follows:

                                                        Number of
Year of Vesting                                 Restricted Shares
---------------                                 -----------------

2005                                                    1,400,525
2006                                                      277,411
                                             ------------------------
                                                        1,677,936

Of the total restricted shares outstanding at 31st December 2004, it is estimated that 1,347,684 will vest based on their vesting criteria where applicable. Of the restricted shares expected to vest, 239,411 have performance criteria based on company and market performance. The related compensation expense recognized in 2004 for the restricted shares granted during the year was $2 million (2003: $2 million and 2002 $1 million) and contributed surplus was increased accordingly. The weighted average grant date fair value per share of the restricted stock issued during 2004 was $16.66.

In the event of a change in control of CP Ships, all outstanding options and unvested restricted shares under all plans become immediately exercisable.

(b) Change in accounting policy

As a result of the changes made to CICA 3870, "Stock-based Compensation and Other Stock based Payments", CP Ships has adopted the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation. However, the following table illustrates the effect on net income and the related per share amount had the fair value based method been applied to reported periods prior to 1st January 2004.


US$ millions except per share amounts                                2004          2003           2002
                                                                     ----          ----           ----
Net income available to common shareholders
    As reported                                                      $ 69          $ 53           $ 45
    Add: Stock-based compensation from stock options
    determined under methods other than the fair value
    method included in reported net income                              -             6              1
    Subtract: Stock-based compensation from stock options
    determined under the fair value based method not
    included in reported net income.                                    -            (7)            (1)
                                                               ------------- -------------- -------------
    Pro forma                                                        $ 69          $ 52           $ 45
                                                               ------------- -------------- -------------

Earnings per common share - basic
    As reported                                                   $ 0.77        $ 0.59         $ 0.53
    Pro forma                                                     $ 0.77        $ 0.58         $ 0.53

Earnings per common share - diluted
    As reported                                                   $0.75         $ 0.57         $ 0.52
    Pro forma                                                     $0.75         $ 0.56         $ 0.52

17. Supplemental cash flow information

(a) Changes in non-cash working capital

                                                                    2004           2003           2002
                                                                    ----           ----           ----
(Increase)/decrease in current assets
Accounts receivable                                                  (10)            63            (73)
Prepaid expenses                                                     (10)             2             (8)
Inventory                                                             (2)            (3)            (9)
                                                              -------------- -------------- --------------
                                                                     (22)            62            (90)

Increase/(decrease) in current liabilities
Accounts payable and accrued liabilities                              62           (101)            90

Increase in non-cash working capital from
acquisition of businesses (note 6)                                    (8)             -            (49)
Accrued liability for property, plant and equipment                   (8)             -              -
Other changes in non-cash working capital                              3              2              -
                                                              -------------- -------------- --------------
                                                                    $ 27          $ (37)         $ (49)
                                                              -------------- -------------- --------------

(b) Non-cash transactions excluded from the consolidated statements of cash flow

                                                                     2004           2003           2002
                                                                     ----           ----           ----
Capital lease obligations included in long-term debt                 $ 22          $ 122           $ 22
Deferred gain on hedged financial instruments                         $ 9           $ 11            $ -

18. Earnings per share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and nonvested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:

(millions of shares)                                 2004          2003          2002
                                                     ----          ----          ----
Weighted average number of common                    90.0          89.8          84.8
    shares outstanding for basic earnings
    per share
Effect of dilutive securities
    - stock options                                  0.8           1.1           0.6
    - unvested restricted shares                     1.7           1.7           0.7
    - convertible debt                               -             -             -
                                               ------------- ------------- -------------
Weighted average number of common
     shares outstanding for diluted earnings
     per share                                      92.5          92.6          86.1
                                               ------------- ------------- -------------

The convertible notes, which are convertible into 7.9 million common shares under certain conditions, were not included in the computation of earnings per common share because the contingent conversion conditions have not been met during the periods.

19. Contingent liabilities

At 31st December 2004, there were bank and other guarantees, certain of which are collateralized by cash of $5 million, given in the normal course of business with normal terms of $16 million. The guarantees include $11 million given by financial institutions on behalf of CP Ships to guarantee the payment to third parties for certain operational charges. The guarantees in general support local government bonding requirements, which include both duty deferment and port exposures. The guarantees are payable on demand. No individual item exceeds $3 million.

During the normal course of business activity, CP Ships and its subsidiaries are occasionally involved in litigation proceedings. Six class action lawsuits in the US and three in Canada have been filed against CP Ships. These proceedings, which relate to the restatement of historical financial results for first quarter 2004 and the years 2003 and 2002, are at a preliminary stage and to date no class has been certified. However, five of the six US lawsuits were recently transferred to a single jurisdiction, the Federal District Court for the Middle District of Florida, for coordinated or consolidated pretrial proceedings. The Company expects that any other shareholder class actions involving these matters that are filed in the US will also be transferred to the Middle District of Florida for consolidation or coordination. In the three Canadian proceedings, statements of claim has been filed but no further steps towards certification have been taken. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. Counsel has been retained and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.

The group is defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million (US $93 million) against it and its subsidiary relating to the termination of contracts for stevedoring and related services. The group does not believe it will incur any liability, and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

20. Commitments

(a) Capital expenditures - Capital commitments at 31st December 2004 amounted to $23 million (2003: $2 million).

(b) Operating leases - CP Ships utilizes ships, containers and other equipment and occupies premises under non-cancellable operating leases.

Rent expense under operating leases:

                                       2004          2003          2002
                                       ----          ----          ----

Ships                                   225           177           207
Containers                              155           153           131
Other                                    32            32            27
                                 ------------- ------------- -------------
                                      $ 412         $ 362         $ 365
                                 ------------- ------------- -------------

There are commitments under operating leases, including obligations under time charters that include certain ship operating expenses. The commitments in each of the next five years and thereafter are:

                                        Current        Future
                                      Operating       Commit-
                                         Leases         ments         Total

2005                                        323            17           340
2006                                        209            35           244
2007                                        168            53           221
2008                                         80            59           139
2009                                         56            59           115
2010 and thereafter                          97           395           492
                                     ------------- ------------- -------------
Total payments                            $ 933         $ 618       $ 1,551
                                     ------------- ------------- -------------

Future commitments comprise operating leases and associated management services agreements with a term of up to 10 years for nine new 4250 teu ships which are expected to be delivered between late 2005 and early 2007. The lease terms allow for termination at the group's option on an annual basis from the end of the third year of each lease by giving two years notice and paying a termination fee. The associated management services agreements would terminate at the same time. Under the early termination option, the minimum future lease commitments at 31st December 2004 would be $249 million.

Also included in future commitments at 31st December 2004 are agreements entered into to charter other vessels for periods of between 14 and 39 months. Minimum future lease payments under these contracts at 31st December would be $126 million.

21. Pensions

The group operates a number of defined contribution and defined benefit pension plans throughout the world, of which the major plans are the defined benefit plans located in the UK, Canada, Mexico and Germany ("the major plans").

The Canadian defined benefit plan was the Canadian Pacific Express Transport Pension Plan ("CPET plan"), which is a registered pension plan with defined benefit and defined contribution components. Prior to 1st October 2001, the group participated in the CPET Plan, but intends to withdraw from participation in this plan and establish its own registered pension plan effective 1st October 2001. At 31st December 2004, the basis upon which the transfer of assets to the new CP Ships plan will be determined had not been finalized nor had regulatory approval been provided. The return on the CPET assets is therefore based on expected returns as no valuation was performed during 2004. The group has the responsibility for ensuring that the liabilities of the new Canadian pension plan are adequately funded over time.

Pension benefits payable under defined benefit plans are based principally on years of service and compensation levels near retirement. Where required, annual contributions to these plans, which are based on various actuarial cost methods, are made on the basis of not less than the minimum amounts required by national, federal or provincial pension supervisory authorities. There is no requirement for contribution to unfunded plans. Pension benefits are expected to increase annually by between 3% and 5% based on the most recent actuarial valuations, except benefits under the CPET plan which remain fixed based on a final earnings formula and under the German TPF&C plan which are payable in a lump sum. The increases are based around the scheme and statutory rules that allow up to a 5% increase per year due to inflation.

The total cash amount paid or payable in the period to 31st December 2004 in respect of all pension plans was $8 million (2003: $9 million).

(a) Defined benefit plans

Elements of the defined benefit plan pension cost recognized in the year are as follows:

                                                                                    2004          2003          2002
                                                                                    ----          ----          ----
Current service cost, net of employee contributions                                    1             1             1
Actual return on plan assets                                                          (3)           (3)            2
Interest cost                                                                          3             2             2
Actuarial loss                                                                         7             4             2
Curtailment gain                                                                                                  (2)

                                                                              ------------- ------------- -------------
Elements of employee future benefits cost before adjustments to recognize            $ 8           $ 4           $ 5
the long-term nature of employee future benefit costs

Adjustments to recognize the long-term nature of employee future benefit costs:
Change in amount not recognized due to limitation                                      -            (4)            2
Difference between expected return and actual return on plan assets for the            1             1            (4)
      year
Difference between actuarial (gain)/loss recognized for year and actuarial            (6)           (3)           (2)
(gain)/ loss on accrued benefit obligation for year

                                                                              ------------- ------------- -------------
Defined benefit costs recognized                                                     $ 3          $ (2)          $ 1
                                                                              ------------- ------------- -------------

Information about changes in the defined benefit plans is as follows:

                                                        2004          2003
                                                        ----          ----
Change in benefit obligation
Benefit obligation at beginning of year                   42            35
Service cost                                               1             1
Interest cost                                              3             2
Actuarial loss                                             7             4
Curtailment gain                                           -            (2)
Benefits paid                                             (1)           (3)
Exchange rate fluctuation                                  3             5
                                                  ------------- -------------
Benefit obligation at end of year                       $ 55          $ 42
                                                  ------------- -------------

The accrued benefits are classified within trade debtors and prepayments on the balance sheet. Accrued obligations are classified as trade creditors, including $5 million in respect of unfunded plans.

                                                        2004          2003
                                                        ----          ----

Change in plan assets
Fair value of assets at beginning of year                 29            23
Actual return on plan assets                               3             3
Employer contributions                                     1             2
Benefits paid                                             (1)           (3)
Exchange rate fluctuation                                  3             4
                                                  ------------- -------------
Fair value of plan assets at end of year                $ 35          $ 29
                                                  ------------- -------------

% of the fair value of total plan assets held           2004          2003
                                                           %             %
                                                           -             -
Equity Securities                                         75            72
Bonds                                                     18            17
Mutual funds                                               7            11

None of the total fair value of the plan assets held relate to holdings in CP Ships and its subsidiaries (2003: nil). All investment of the Canadian plan is in the CPET plan until the demerger is completed. These holdings are not included in the analysis of the fair value of plan assets held. The German plans are unfunded.

The fair value of the plan assets for the UK and Mexican plans has been determined with regard to actuarial valuations performed at 1st February 2002 and 31st December 2004 respectively. A subsequent valuation will be performed as at 1st February 2005 for the UK plan and at 31st December 2005 for the Mexican plan. The most recent valuation of the German plans were on 27th October 2004 and 31st December 2004 with subsequent valuations due 12 months later. The most recent valuation of the CPET plan was performed at 30th June 2000. Subsequent valuations will be performed at 1st October 2001 and 31st December 2003 once agreement has been reached between the parties to the plan concerning the demerger of the assets of the plan as at 30th September 2001. The outcome of the subsequent valuation of the CPET plan could materially differ from the expected result due to the time elapsed since the most recent valuation.

The weighted-average assumptions are:

Weighted average assumptions used to determine benefit               2004          2003
obligations as of 31st December                                      ----          ----
Discount rate                                                        5.7%          6.0%
Rate of compensation increase                                        3.5%          4.4%

Weighted average assumptions used to determine net periodic          2004          2003          2002
periodic benefit cost for years ended 31st December                  ----          ----          ----
Discount rate                                                        5.9%          6.1%          6.5%
Expected return on plan assets                                       6.8%          7.0%          7.2%
Rate of compensation increase                                        3.5%          4.2%          4.9%

Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect to plans that are not fully funded:

                                                        2004          2003
                                                        ----          ----

Funded status                                            (20)          (13)
Unrecognized net actuarial loss                           18            16
                                                  ------------- -------------
Accrued benefit (liability)/asset                       $ (2)          $ 3
                                                  ------------- -------------

(b) Defined contribution plans

There are also a number of defined contribution plans. The net expense in 2004 for such plans was $7 million (2003: $7 million and 2002 $ 6 million)

22. Segment information

The group provides regional containerized ocean and related inland transportation services across the world in various trade lanes.

It manages its business by aggregating container shipping services into the four major markets that it serves, namely TransAtlantic, Australasia, Latin America and Asia. Container shipping services in other regions and services ancillary to container shipping are separately aggregated. Accordingly, there are five reportable segments.

Revenue and operating expenses are either directly related to the activity in a segment or are centrally managed and, together with general and administrative costs, are allocated across the segments.

Assets are not managed or analyzed by segment and consequently no such segmented analysis is presented. It is impractical to obtain an analysis of revenue by customers' countries of domicile. CP Ships does not rely on any single major customer or group of major customers. No customer accounts for more than 10% of revenue.

                                                        2004          2003          2002
                                                        ----          ----          ----
Revenue
Transatlantic                                          1,754         1,573         1,328
Australasia                                              580           515           531
Latin America                                            387           297           238
Asia                                                     813           635           508
Other                                                    137           110            82
                                                  ------------- ------------- -------------
                                                     $ 3,671       $ 3,130       $ 2,687
                                                  ------------- ------------- -------------

Expenses
Transatlantic                                          1,729         1,508         1,272
Australasia                                              548           491           504
Latin America                                            364           286           217
Asia                                                     790           647           549
Other                                                    116            96            69
                                                  ------------- ------------- -------------
                                                     $ 3,547       $ 3,028       $ 2,611
                                                  ------------- ------------- -------------

Operating income/(loss) before exceptional
items
Transatlantic                                             25            65            56
Australasia                                               32            24            27
Latin America                                             23            11            21
Asia                                                      23           (12)          (41)
Other                                                     21            14            13
                                                  ------------- ------------- -------------
                                                       $ 124         $ 102          $ 76
                                                  ------------- ------------- -------------

Depreciation and amortization included in expenses:

                                                        2004          2003          2002
                                                        ----          ----          ----

Transatlantic                                             72            69            50
Australasia                                               14            16            10
Latin America                                             12            11             9
Asia                                                      18            17            18
Other                                                      8             6             6
                                                  ------------- ------------- -------------
                                                       $ 124         $ 119          $ 93
                                                  ------------- ------------- -------------

Geographical analysis of property, plant and equipment, goodwill and other intangible assets:

                                                        2004          2003
                                                        ----          ----

Canada                                                    38            39
United States                                             89            92
Other countries                                           33            44
Ships (1)                                                937           987
Containers (1)                                            84            73
Goodwill (1)                                             608           598
Intangible assets (1)                                     10             9
                                                  ------------- -------------
                                                     $ 1,799       $ 1,842
                                                  ------------- -------------

(1) No ships, containers or goodwill and other intangible assets are located in a particular country.

23. Subsequent events

The US Department of Transportation has granted Lykes Lines Limited LLC, a subsidiary of CP Ships, the right to operate five US-flag containerships in its new Maritime Security Program (MSP) for ten years beginning 1st October

2005. The ships will receive government subsidy to offset the cost of operating under US flag. Over the ten-year contract term, the subsidy is expected to total $145 million.

The new contract represents an increase in Lykes Lines' participation in MSP as only three of the five US-flag ships currently operated on the TransAtlantic are MSP ships and receive subsidy under the existing contract which expires on 30th September 2005.

On 18th March 2005, Liberty Global Logistics LLC filed a complaint in the US District Court for the Eastern District of New York against the Maritime Administration and the United States of America challenging the MSP awards made in January 2005 to Lykes Lines and other awardees. There are several defenses to this complaint and it is presently anticipated that it will have no effect on the award of MSP to Lykes Lines.

24. Differences between accounting principles generally accepted in Canada & United States

Summary of differences - The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The material differences impacting CP Ships and its subsidiaries are described below along with their effect on the Consolidated Statements of Income, Retained Earnings, Consolidated Balance Sheets and Consolidated Statements of Cash Flow. Certain additional disclosures as required under US GAAP have not been provided as permitted by the Securities and Exchange Commission.

(a) Derivative financial instruments - FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and 138, is applied for the purpose of presenting US GAAP financial information.

FAS 133 requires that all derivative instruments be recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Canadian GAAP does not require derivatives that qualify for hedge accounting to be reflected at fair value on the balance sheet.

Embedded derivatives Certain customers are offered the option to pay invoices in either US$ or the local currency of the customer using exchange rates fixed at the date of invoicing. These terms constitute an embedded derivative and for US GAAP are accounted for under FAS 133 which requires revaluing these derivatives to fair value and recording a liability with the offset to net income. There is no such requirement under Canadian GAAP.

Interest rate swaps Interest rate swap agreements are used to manage interest rate risk. These swaps are accounted for as hedges under Canadian GAAP. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding interest rate swap agreements have been marked-to-market through earnings.

Foreign currency contracts Derivatives, which may qualify as cash flow hedges for Canadian GAAP (Accounting Guideline 13), are used to hedge certain anticipated foreign currency expenditures. Under Canadian GAAP, gains and losses on foreign exchange contracts that qualify for hedge accounting are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. Except for cross-currency swaps relating to the Canmar Venture and Spirit lease obligations (note 14), not all of the criteria for hedge accounting under US GAAP are met and therefore outstanding hedges have been marked-to-market through earnings.

Bunker fuel price contracts Bunker fuel price contracts are used to hedge fuel prices. Under Canadian GAAP, payments or receipts on bunker fuel price hedge contracts are recognized in the income statement concurrently with the hedged transaction and netted against the hedged item. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding contracts are marked-to-market through earnings.

(b) Acquisition-related costs - Prior to 1st January 2001, there were differences between Canadian and US GAAP as to the timing of the recognition of certain liabilities associated with acquisition-related integration and reorganization costs. Further, in the past under US GAAP certain of these costs were charged to the income statement rather than being allocated to the cost of the acquisition, with a consequent effect on the amount of goodwill and the subsequent annual amortization charge. Differences in the balance of goodwill will remain until the business unit is sold or impairment is recognized because from 1st January 2002 goodwill has not been amortized under either Canadian or US GAAP - CICA 3062 and FAS 142 respectively.

(c) Pension costs - The treatment of pension costs is similar under both Canadian and US GAAP, except that under US GAAP an additional minimum liability is required, which is not required under Canadian GAAP. Prior to 2003, a recoverable surplus limitation was required under Canadian GAAP, while US GAAP did not permit recording a valuation allowance. During 2003 this limitation was no longer required, and the accrued benefit under US GAAP was reversed to income under Canadian GAAP.

(d) Stock-based compensation -For US GAAP the group recognizes stock based compensation using APB Opinion No ("APB") 25, the intrinsic value (the difference between the market value at the date of grant and the grant price of the stock option or issuance of shares to employees) would be recognized as compensation cost. Where the award specifies that performance criteria must be satisfied prior to the award vesting, the award is deemed to be a variable award under APB 25. The intrinsic value of variable awards is recalculated at the end of each period, and the accumulated expense is adjusted accordingly.

Effective 1st January 2004, under Canadian GAAP, the stock based compensation is measured using the fair value method. Both Canadian and US GAAP require the expense to be amortized over the vesting period. Prior to 1st January 2004 the issuing of shares to employees was not recognized as compensation expense under Canadian GAAP.

(e) Ships - During August 2002, four ships were purchased that were previously bareboat chartered. Under Canadian GAAP, these charters were accounted for as operating leases. However, the ships were owned by special purpose entities that were consolidated under US GAAP. Consequently, for US GAAP a loss on extinguishment of debt was recorded at purchase while this amount was capitalized as part of the cost of the ships for Canadian GAAP. At 31st December 2004, the difference in equity of $21 million (2003: $22 million) represents the difference in capitalized ship costs between US and Canadian GAAP and will be reduced as the assets are depreciated.

(f) Capitalized interest - Under Canadian GAAP, the group does not capitalize interest on construction of assets. Under FAS No 34 Capitalization of interest cost, US GAAP requires interest incurred as part of the costs of constructing assets to be capitalized and amortized over the estimated useful life of the asset.

(g) Restructuring costs - Prior to March 2003, there were differences between Canadian GAAP and US GAAP as to the timing and recognition of certain liabilities associated with the accounting for costs associated with an exit activity. US GAAP requires that all costs associated with an exit activity should be recognized when liabilities are actually incurred, whereas prior to 31st March 2003 under Canadian GAAP, certain costs could be recognized when it was decided to execute an exit plan resulting in the incurrence of costs that have no future economic benefit.

(h) Contingently convertible debt - In September 2004 the FASB Emerging Issues Task Force finalized EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share." Under previous interpretations of FAS 128, "Earnings per Share," issuers of contingently convertible debt exclude the potential common shares underlying the debt instrument from the calculation of diluted earnings per share until the contingency is met. EITF Issue No. 04-08 now requires the dilutive effect of shares from contingently convertible debt to be included in the diluted earnings per share calculation regardless of whether the contingency has been met. Under Canadian GAAP (CICA 3500) the dilutive impact of the contingently convertible notes is not included in the computation of diluted earnings per share because the contingent conversion conditions have not been met during the periods (note 18).

(i) Compensation expense & treasury stock - Rabbi Trust - The US employee deferred compensation plan assets held in a Rabbi Trust are not consolidated under Canadian GAAP. However, in accordance with FIN 46R under US GAAP, assets held in a Rabbi Trust are included in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. CP Ships stock held by the Rabbi Trust is classified as treasury stock and is excluded from the average number of common shares outstanding. The deferred compensation obligation is adjusted each period with a corresponding charge (or credit) to compensation expense to reflect the fair value of the amount owed to the employees. The impact of FIN 46R has resulted in a charge of $2 million (2003: $1 million) to retained earnings under US GAAP.

(j) Interest expense and other equity - convertible notes - Under Canadian GAAP, the contractual obligation to pay principal and interest under the convertible notes is discounted at the estimated market rate of interest for a non-convertible obligation having comparable terms over a five year period and the resulting present value is classified as long-term debt (note 12) with the difference between the principal amount of the obligation and the amount classified as long-term debt being recorded as shareholders' equity. The principal amount of the convertible notes will accrete to the face value over five years. Interest expense is then computed using the market rate of interest for a non-convertible obligation having comparable terms. Under US GAAP the principal value of the convertible notes is recorded as a liability at the date of issue.

(k) Other comprehensive income - US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Disclosure under Canadian GAAP is not applicable until the new financial instrument standards are adopted which is anticipated to be 2006.

Other comprehensive income under US GAAP in these financial statements arises from foreign currency translation adjustments and additional minimum pension liability.

(l) Recent US GAAP pronouncements - FAS 123R, "Share-Based Payment" was issued on 16th December 2004. FAS123R addresses accounting for share-based payment transactions where an enterprise receives employee services in exchange for either equity instruments of the enterprise, or liabilities that are based on the fair value of the enterprise's equity instruments, or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the option of accounting for share-based compensation transactions using the intrinsic value as prescribed by APB 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Currently CP Ships has elected to use APB 25 for determining Stock Based Compensation. FAS 123R will become effective from the third quarter ending 30th September 2005. If the standard had been effective at 31st December 2004 it would have resulted in a $2 million decrease in US GAAP net income.

In December 2004, the FASB issued FAS 153 "Exchanges of Non-Monetary Assets - An Amendment to APB 29" ("FAS153"). APB 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. FAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after 15th June 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In October 2004 the Task Force issued EITF Issue No, 04-1, "Accounting for Pre-existing Relationships between the Parties to a Business Combination" ("EITF 04-1"), which states that a business combination between two parties that have a pre-existing relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the pre-existing relationship and that the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer's recognized or unrecognized intangible should be included as part of the business combination. This standard will be implemented for all business combinations consummated after 13th October 2004.

(m) Statements of consolidated income & shareholders' equity

Reconciliation of net income under Canadian GAAP to net income under US GAAP:

(US$ millions except per share amounts)                                                    Year ended 31st December
                                                                             2004             2003             2002
                                                                             ----             ----             ----
Net income - Canadian GAAP                                                     69               53               45
US GAAP adjustments:
    Embedded derivatives                                                        5               (7)               -
    Interest rate swaps                                                        (2)              (1)               4
    Foreign currency contracts                                                  -                1                -
    Bunker fuel price contracts                                                (2)               1                -
    Acquisition-related costs                                                   -                -               (3)
    Pension costs                                                               -               (4)               2
    Stock-based compensation                                                    2               (3)               -
    Ships                                                                       1                1              (20)
    Capitalized interest                                                        -               (1)               5
    Restructuring costs                                                        (1)               3                -
    Compensation expense - Rabbi Trust                                          1               (1)               -
    Interest expense - convertible notes                                        4                -                -
    Tax effect of US GAAP adjustments                                           -                -                -
                                                                    ---------------- ---------------- ----------------
Total US GAAP adjustments                                                     $ 8            $ (11)           $ (12)
                                                                    ---------------- ---------------- ----------------
Net income - US GAAP                                                           77               42               33
Other comprehensive income:
    Foreign currency translation adjustments                                    1               14                2
    Additional minimum pension liability                                        4               (7)              (6)
                                                                    ---------------- ---------------- ----------------
Comprehensive income - US GAAP                                               $ 82             $ 49             $ 29
                                                                    ---------------- ---------------- ----------------

Earnings per common share basic ($ per share)
Canadian GAAP                                                           $ 0.77             $ 0.59           $ 0.53
US GAAP                                                                 $ 0.86             $ 0.47           $ 0.39
                                                                    ---------------- ---------------- ----------------

Earnings per common share diluted ($ per share)
Canadian GAAP                                                           $ 0.75             $ 0.57           $ 0.52
US GAAP                                                                 $ 0.77             $ 0.45           $ 0.38
                                                                    ---------------- ---------------- ----------------

Average number of common shares outstanding basic (millions)
    Canadian GAAP                                                        90.0                89.8             84.8
    US GAAP                                                              89.8                89.6             84.8
Average number of common shares outstanding diluted (millions)
    Canadian GAAP                                                        92.5                92.6             86.1
    US GAAP                                                              100.5               92.6             86.1

Reconciliation of equity under Canadian GAAP to equity under US GAAP:

                                                                                                As at 31st December
                                                                             2004             2003             2002
                                                                             ----             ----             ----
Equity - Canadian GAAP                                                      1,372            1,278            1,218
US GAAP adjustments:
    Embedded derivatives                                                       (4)              (9)              (2)
    Interest rate swaps                                                         1                3                4
    Foreign currency contracts                                                  1                1                -
    Bunker fuel price contracts                                                (1)               1                -
    Acquisition-related costs                                                 (44)             (44)             (44)
    Pension costs                                                              (8)             (12)              (1)
    Stock-based compensation                                                   (1)              (3)               -
    Ships                                                                     (21)             (22)             (23)
    Capitalized interest                                                        4                4                5
    Restructuring costs                                                         2                3                -
    Compensation expense - Rabbi Trust                                          -               (1)               -
    Treasury stock - Rabbi Trust                                               (2)              (2)               -
    Interest expense - convertible notes                                        4                -                -
    Other equity - convertible notes                                          (29)               -                -
    Tax effect of US GAAP adjustments                                           -                -                -
                                                                    ---------------- ---------------- ----------------
Total US GAAP adjustments                                                   $ (98)           $ (81)           $ (61)
                                                                    ---------------- ---------------- ----------------
Equity - US GAAP                                                          $ 1,274          $ 1,197          $ 1,157
                                                                    ---------------- ---------------- ----------------

25. Additional US GAAP disclosures

Additional US GAAP disclosures are set out below.

(a) Allowance for bad debts

The allowance for bad debts as at 31st December 2004 was $30 million (2003:
$25 million).

(b) Trade and other payables

As at 31st December                                     2004          2003
                                                        ----          ----

Trade payables                                           101           104
Accrued operating expenses                               291           254
Other payables and accrued liabilities                   234           206
                                                  ------------- -------------
Total accounts payable and accrued liabilities         $ 626         $ 564
                                                  ------------- -------------

(c) Restructuring

In 2001, a $19 million restructuring charge was recorded related to rationalizing organization and offices, mostly in North America and Europe to improve efficiency, reduce costs and strengthen competitive positioning, with $5 million paid during the first year, and $9 million and $2 million paid in 2002 and 2003 respectively. A further $2 million of unutilized provision was released during 2002 (note 3). At 31st December 2003 $1million remained relating to office leases, the majority of which was paid during the year. The residual amount will be paid over the three years to 31st December 2007.

In 2003, a restructuring charge was recorded (note 3) and is shown as a separate operating expense line within the statements of income. This charge was fully utilized during the period to 31st December 2003.

(d) Stock-based compensation

Under the CP Ships Employee Stock Option Plan ("ESOP") and the Directors Stock Option Plan ("DSOP") options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised after three years and no later than ten years after the grant date subject, where relevant, to company performance vesting criteria being met.

Under US GAAP CP Ships applies the intrinsic value method of accounting for its options granted to employees. If CP Ships had determined compensation cost based on the fair value at the grant date for employee share options in accordance with FASB Statement No. 123, "Accounting for Stock-Based Compensation", net income and net income per share would have changed to the pro forma amounts indicated below.

                                                                            Year ended 31st December
($ million except per share amounts)                                2004          2003          2002
                                                                    ----          ----          ----

Net income - US GAAP, as reported                                  $ 77          $ 42         $ 33
Add:  Stock-based compensation expense determined under the
    intrinsic value method:                                           5             9            1
Less:  Stock-based compensation expense determined under the
    fair value method:                                               (7)           (8)          (6)
                                                                ------------- ------------- -------------
Pro-forma net income - US GAAP                                     $ 75          $ 43         $ 28
Pro-forma earnings per share basic                                 $ 0.84        $ 0.48       $ 0.33
Pro-forma earnings per share diluted                               $ 0.75        $ 0.46       $ 0.33


The basic and diluted earnings per share based on net income - US GAAP, as reported, and the weighted average number of shares in issue are given in note 24(m).

(e) Other intangible assets

Aggregate anticipated amortization expense for intangible assets over the next five years is as follows


                                     $ millions
                                     ----------
2005                                          1
2006                                          1
2007                                          1
2008                                          1
2009                                          1
2010 and thereafter                           5
                                     ------------
Total amortization                         $ 10
                                     ------------

(f) Pensions

Information about CP Ships' defined benefit pension plans required in accordance with FASB Statement No. 132 (Revised) "Employers' Disclosures about Pension and Other Post Retirement Benefits" and in excess of that required under Canadian GAAP and disclosed under note 21 is as follows:

The long-term expected rate of return ("return") used for the UK plan was based on an AA rated corporate bond with an assumed yield of 5.3% per year and the assumption that in the long term equities are expected to outperform bonds by 2% per year. The return used to value the Mexican plan is based on a historical analysis in real terms of the last 30 years for Certificados de Tesoreria del Gobierno Federal (Government bonuses) and the expectations of long-term returns for investments in the current portfolio. The CPET plan assumes a return of 6%, based on the investment policy/strategy in place and the expected return of each asset class.

The target asset allocation of the UK plan is 10% investment in corporate bonds and 90% investment in equities. The Mexican plan has a variable target asset allocation, with no more than 20% of the plan to be invested in capital stocks at any time. Until the demerger of assets within the CPET plan is agreed, all of the investment of the Canadian plan is in the CPET plan. The target asset allocation of the CPET plan is 70% investment in high quality bonds and 30% investment in short term notes and money market investments. The fair value of plan assets at 31st December 2004 was $16 million (2003: $14 million) for the Canadian plan, $15 million (2003: $12 million) for the UK plan and $3 million (2003: $3 million) for the Mexican plan.

The accumulated benefit obligation for the major plans at 31st December 2004 is $48 million. The accumulated benefit obligation for the Canadian plan at 31st December 2003 was $12 million. The aggregate accumulated benefit obligation of plans with an accumulated benefit obligation in excess of the fair value of plan assets at 31st December 2004 is $31 million. The aggregate fair value of assets of such plans at 31st December 2004 is $15 million.

The total value of contributions expected to be paid under the major plans in 2005 is $1 million. The total amount of benefits that are expected to be paid under the defined benefit plans in each of the next 10 years is as follows:

                                                    $ millions
                                                    ----------
2005                                                        1
2006                                                        1
2007                                                        1
2008                                                        1
2009                                                        1
2010 - 2014                                                16
                                                   -------------
Total benefit payments                                     21
                                                   -------------

(g) Software development costs

Software development costs are capitalized in accordance with SOP 98-1, "Accounting for the costs of computer software developed or obtained for internal use". At 31st December 2004 and 2003, the net book value of software development costs included within computer hardware and software was $58 million and $72 million, respectively. Amortization expense for the year ended 31st December 2004 was $19 million (2003: $16 million, and 2002: $9 million).

(h) Shareholders equity

The following table presents the activity for accumulated other comprehensive income for 2004, 2003, and 2002:

                                                           Accumulated
                                            Other Comprehensive Income
                                            --------------------------

Balance at 31st December 2001                                     (10)
  Translation adjustment                                            2
  Additional minimum pension liability                             (6)
                                                             -----------
Balance at 31st December 2002                                     (14)
  Translation adjustment                                           14
  Additional minimum pension liability                             (7)
                                                             -----------
Balance at 31st December 2003                                    $ (7)
  Translation adjustment                                            1
  Additional minimum pension liability                              4
                                                             -----------
Balance at 31st December 2004                                    $ (2)
                                                             -----------

Shareholders' equity also includes treasury stock, which is carried at cost and results from the consolidation of certain employee deferred compensation plans including Rabbi Trusts in accordance with FIN 46, "Variable Interest Entities". At 31st December 2004, there were 369,115 shares classified as treasury stock.

(i) Income tax expense

Sources of income/(loss) before income taxes are presented as follows:

                                                                                     Year ended 31st December
                                                                              2004         2003          2002
                                                                              ----         ----          ----
Income/(loss) before income tax from continuing operations:
Canada                                                                         (77)          (1)          (10)
Foreign                                                                        157           57            65
                                                                        ------------ ------------- ------------
Income before income tax                                                      $ 80         $ 56          $ 55
                                                                        ------------ ------------- ------------

The income tax expense from continuing operations consisted of the following:

                                                                                     Year ended 31st December
                                                                              2004         2003          2002
                                                                              ----         ----          ----
Current tax (benefit)/expense:
Canada                                                                          (1)          (1)            3
Foreign                                                                         14            8             8
                                                                        ------------ ------------- ------------
Total current                                                                 $ 13          $ 7          $ 11

Future tax benefit
Canada                                                                           -           (2)           (1)
Foreign                                                                         (2)          (2)            -
                                                                        ------------ ------------- ------------
Total future                                                                  $ (2)        $ (4)         $ (1)

                                                                        ------------ ------------- ------------
Total tax expense                                                             $ 11          $ 3          $ 10
                                                                        ------------ ------------- ------------

The effect of temporary differences and carry forwards that give rise to future income tax assets and liabilities from continuing operations are as follows:

                                                                                          As at 31st December
                                                                                           2004          2003
                                                                                           ----          ----
Future income tax assets:
    Non-capital loss carryforwards                                                           30            26
    Other items                                                                               2             -
                                                                                     ------------- ------------
Gross future income tax assets                                                               32            26
Valuation allowance                                                                         (25)          (22)
                                                                                     ------------- ------------
Net future income tax assets                                                                $ 7           $ 4

Future income tax liabilities:
Capital assets carrying value in excess of tax basis                                         (8)           (7)
                                                                                     ------------- ------------
Total future income tax liabilities                                                        $ (8)         $ (7)

                                                                                     ------------- ------------
Net future income tax liabilities                                                          $ (1)         $ (3)
                                                                                     ------------- ------------

The valuation allowance for future tax assets as at 31st December 2004, 2003 and 2002 was $25 million, $22 million, and $20 million, respectively. The net change in the valuation allowance for the year ended 31st December 2004 was an increase of $3 million. For the years ended 31st December 2003 and 2002, the net change in the valuation allowance was an increase of $2 million and an increase of $14 million, respectively.

26. Supplemental Information on the Subsidiary Guarantors

The obligations of CP Ships under the ten-year senior notes have been jointly and severally, fully and unconditionally guaranteed by wholly owned subsidiaries, CP Ships (UK) Limited ("CP Ships (UK)"), Lykes Lines Limited, LLC ("Lykes LLC"), and TMM Lines Limited, LLC ("TMM LLC") (the "Subsidiary Guarantors"). The following tables set out condensed consolidating balance sheets of CP Ships as at 31st December 2004 and 2003 and condensed consolidating statements of income and cash flow for the years ended 31st December 2004, 2003 and 2002 and contain separate financial information relating to the Subsidiary Guarantors.


Supplementary consolidating statements of income - 2004
                                                                                             YEAR ENDED 31ST DECEMBER 2004
                                                          CP Ships    Subsidiary         Other                Consolidated
                                                           Limited    Guarantors  Subsidiaries  Eliminations        Totals
                                                           -------    ----------  ------------  ------------        ------
Canadian GAAP
Revenues
Container shipping operations                                   -         3,474           802          (605)        3,671
Expenses
Container shipping operations                                   -         3,025           421          (454)        2,992
General and administrative                                     30           426           123          (151)          428
Depreciation and amortization of intangible assets              -            16           108             -           124
Currency exchange loss/(gain)                                   -            11            (8)            -             3
                                                    -----------------------------------------------------------------------
                                                               30         3,478           644          (605)        3,547
Operating (loss)/income before
  exceptional items                                           (30)           (4)          158             -           124
Exceptional items                                               -             -             -             -             -
                                                    -----------------------------------------------------------------------
Operating (loss)/income                                       (30)           (4)          158             -           124
Interest expense, net                                          (9)           (2)          (33)            -           (44)
                                                    -----------------------------------------------------------------------
(Loss)/income before income tax                               (39)           (6)          125             -            80
Income tax expense                                              -            (8)           (3)            -           (11)
                                                    -----------------------------------------------------------------------
(Loss)/income before income from subsidiaries                 (39)          (14)          122             -            69
Income/(loss) on sale of subsidiaries                         (36)           96             -           (60)            -
Income of subsidiaries                                        144            37            82          (263)            -
                                                    -----------------------------------------------------------------------
Net income available to common shareholders                  $ 69         $ 119         $ 204        $ (323)         $ 69
                                                    -----------------------------------------------------------------------

Net income - Canadian GAAP                                     69           119           204          (323)           69
US GAAP adjustments(1)
    Embedded derivatives                                        -             5             -             -             5
    Interest rate swaps                                        (2)            -             -             -            (2)
    Bunker fuel price contracts                                 -             -            (2)            -            (2)
    Stock-based compensation                                    2             -             -             -             2
    Ships                                                       -             1             -             -             1
    Restructuring costs                                         -            (1)            -             -            (1)
    Compensation expense - Rabbi Trust                          -             1             -             -             1
    Interest expense - convertible notes                        4             -             -             -             4
    Tax effect of US GAAP adjustments                           -             -             -             -             -
                                                    -----------------------------------------------------------------------
Net income - US GAAP                                           73           125           202          (323)           77
Foreign currency translation adjustments                        -             -             1             -             1
Additional minimum pension liability                            -             4             -             -             4
                                                    -----------------------------------------------------------------------
Comprehensive income - US GAAP                               $ 73         $ 129         $ 203        $ (323)         $ 82
                                                    -----------------------------------------------------------------------


(1)The US GAAP differences as they apply to CP Ships are discussed in note 24.


Supplementary consolidating statements of income - 2003

                                                                                             YEAR ENDED 31ST DECEMBER 2003
                                                          CP Ships    Subsidiary         Other                Consolidated
                                                           Limited    Guarantors  Subsidiaries  Eliminations        Totals
                                                           -------    ----------  ------------  ------------        ------
Canadian GAAP
Revenues
Container shipping operations                                   -         3,001           627          (498)        3,130
Expenses
Container shipping operations                                   -         2,451           357          (321)        2,487
General and administrative                                     20           418           163          (177)          424
Depreciation and amortization of intangible assets              -            38            81             -           119
Currency exchange loss/(gain)                                   -             4            (6)            -            (2)
Diminution in value of property, plant and
     equipment                                                  -             2             -             -             2
Gain on disposal of property, plant and equipment               -            (2)            -             -            (2)
                                                    -----------------------------------------------------------------------
                                                               20         2,911           595          (498)        3,028
Operating (loss)/income before
    exceptional items                                         (20)           90            32             -           102
Exceptional items                                               -            (7)           (3)            -           (10)
                                                    -----------------------------------------------------------------------
Operating (loss)/income                                       (20)           83            29             -            92
Interest expense, net                                          (1)            5           (40)            -           (36)
                                                    -----------------------------------------------------------------------
(Loss)/income before income tax                               (21)           88           (11)            -            56
Income tax expense                                              -            (4)            1             -            (3)
                                                    -----------------------------------------------------------------------
(Loss)/income before income from subsidiaries                 (21)           84           (10)            -            53
Income of subsidiaries                                         74             9            84          (167)            -
                                                    -----------------------------------------------------------------------
Net income available to common shareholders                  $ 53          $ 93          $ 74        $ (167)         $ 53
                                                    -----------------------------------------------------------------------

Net income - Canadian GAAP                                     53            93            74          (167)           53
US GAAP adjustments(1)
    Embedded derivatives                                        -            (7)            -             -            (7)
    Interest rate swaps                                        (1)            -             -             -            (1)
    Foreign currency contracts                                  -             -             1             -             1
    Bunker fuel price contracts                                 -             -             1             -             1
    Pension costs                                               -             -            (4)            -            (4)
    Stock-based compensation                                   (3)            -             -             -            (3)
    Ships                                                       -             1             -             -             1
    Capitalized interest                                        -             -            (1)            -            (1)
    Restructuring costs                                         -             2             1             -             3
    Compensation expense - Rabbi Trust                          -            (1)            -             -            (1)
    Tax effect of US GAAP adjustments                           -             -             -             -             -
                                                    -----------------------------------------------------------------------
Net income - US GAAP                                           49            88            72          (167)           42
Foreign currency translation adjustments                        -             4            10             -            14
Additional minimum pension liability                            -            (7)            -             -            (7)
                                                    -----------------------------------------------------------------------
Comprehensive income - US GAAP                               $ 49          $ 85          $ 82        $ (167)         $ 49
                                                    -----------------------------------------------------------------------


(1)The US GAAP differences as they apply to CP Ships are discussed in note 24.



Supplementary consolidating statements of income - 2002

                                                                                           YEAR ENDED 31ST DECEMBER 2002
                                                         CP Ships    Subsidiary        Other                Consolidated
                                                          Limited    Guarantors Subsidiaries  Eliminations        Totals
                                                          -------    ---------- ------------  ------------        ------
Canadian GAAP
Revenues
Container shipping operations                                  -         2,609           460         (382)        2,687
Expenses
Container shipping operations                                  -         2,157           252         (254)        2,155
General and administrative                                     8           382           105         (128)          367
Depreciation and amortization of intangible assets             -            41            52            -            93
Currency exchange gain                                         -            (3)           (1)           -            (4)
                                                   ----------------------------------------------------------------------
                                                               8         2,577           408         (382)        2,611
Operating (loss)/income before
    exceptional items                                         (8)           32            52            -            76
Unusual items                                                  -             3            (1)           -             2
                                                   ----------------------------------------------------------------------
Operating (loss)/income                                       (8)           35            51            -            78
Interest expense, net                                         (8)            -           (15)           -           (23)
                                                   ----------------------------------------------------------------------
(Loss)/income before income tax                              (16)           35            36            -            55
Income tax expense                                             -            (2)           (8)           -           (10)
                                                   ----------------------------------------------------------------------
(Loss)/income before income from subsidiaries                (16)           33            28            -            45
Income/(loss) of subsidiaries                                 61            (2)           33          (92)            -
                                                   ----------------------------------------------------------------------
Net income available to common shareholders                 $ 45          $ 31          $ 61        $ (92)         $ 45
                                                   ----------------------------------------------------------------------

Net income - Canadian GAAP                                    45            31            61          (92)           45
US GAAP adjustments(1)
    Interest rate swaps                                        4             -             -            -             4
    Acquisition-related costs                                  -            (3)            -            -            (3)
    Pension costs                                              -             -             2            -             2
    Ships                                                      -           (20)            -            -           (20)
    Capitalized interest                                       -             -             5            -             5
    Tax effect of US GAAP adjustments                          -             -             -            -             -
                                                   ----------------------------------------------------------------------
Net income - US GAAP                                          49             8            68          (92)           33
Foreign currency translation adjustments                       -            (3)            5            -             2
Additional minimum pension liability                           -            (6)            -            -            (6)
                                                   ----------------------------------------------------------------------
Comprehensive income/(loss) - US GAAP                       $ 49          $ (1)         $ 73        $ (92)         $ 29
                                                   ----------------------------------------------------------------------


 (1)The US GAAP differences as they apply to CP Ships are discussed in note 24.



 Supplemental consolidating balance sheets and reconciliation of equity under Canadian GAAP to equity under US
 GAAP as at 31st December 2004
                                                          CP Ships    Subsidiary         Other               Consolidated
 Canadian GAAP                                             Limited    Guarantors  Subsidiaries Eliminations        Totals
                                                           -------    ----------  ------------ ------------        ------
 ASSETS
 Current assets
 Cash and cash equivalents                                      9          29            97             -           135
 Accounts receivable
    Intercompany                                               19       1,453         1,194        (2,666)            -
    Trade and other receivables                                 1         381           145             -           527
 Loans to affiliated companies due within one year            366         164           561        (1,091)            -
 Inventory                                                      -          22             4             -            26
                                                    ----------------------------------------------------------------------
                                                              395       2,049         2,001        (3,757)          688
                                                    ----------------------------------------------------------------------
 Investments in subsidiaries                                1,766          63         1,206        (3,035)            -
 Property, plant and equipment                                  -         158         1,023             -         1,181
 Deferred charges                                              11           9            29             -            49
 Goodwill                                                       -         488           217           (97)          608
 Future income tax assets                                       -           -             7             -             7
 Other assets and intangible assets                             -           5            32             -            37
                                                    ----------------------------------------------------------------------
                                                            2,172       2,772         4,515        (6,889)        2,570
                                                    ----------------------------------------------------------------------
 LIABILITIES
 Current liabilities
 Accounts payable and accrued liabilities
    Intercompany                                               58       1,185         1,423        (2,666)            -
    Accounts payable and accrued liabilities                   10         437           179             -           626
 Loans from affiliated companies due within one year          368         134           589        (1,091)            -
 Long-term debt due within one year                             -           2            17             -            19
                                                    ----------------------------------------------------------------------
                                                              436       1,758         2,208        (3,757)          645
 Long-term liabilities
 Long-term debt due after one year                            371         123            51             -           545
 Future income tax liabilities                                  -           -             8             -             8
                                                    ----------------------------------------------------------------------
                                                              371         123            59             -           553
 Shareholders' equity
 Common share capital                                         689          20         1,016        (1,036)          689
 Other equity                                                  29         297             -          (297)           29
 Contributed surplus                                           14         444             -          (444)           14
 Retained earnings                                            633         128         1,226        (1,354)          633
 Cumulative foreign currency translation adjustments            -           2             6            (1)            7
                                                    ----------------------------------------------------------------------
                                                            1,365         891         2,248        (3,132)        1,372
                                                    ----------------------------------------------------------------------
                                                          $ 2,172     $ 2,772       $ 4,515      $ (6,889)      $ 2,570
                                                    ----------------------------------------------------------------------
 Equity - Canadian GAAP                                     1,365         891         2,248        (3,132)        1,372
 US GAAP adjustments(1)
    Embedded derivatives                                        -          (4)            -             -            (4)
    Interest rate swaps                                         1           -             -             -             1
    Foreign currency contracts                                  -           -             1             -             1
    Bunker fuel price contracts                                 -           -            (1)            -            (1)
    Acquisition-related costs                                   -         (44)            -             -           (44)
    Pension costs                                               -          (9)            1             -            (8)
    Stock-based compensation                                   (1)          -             -             -            (1)
    Ships                                                       -         (21)                          -           (21)
    Capitalized interest                                        -           -             4             -             4
    Restructuring costs                                         -           1             1             -             2
    Treasury stock - Rabbi Trust                                -          (2)            -             -            (2)
    Interest expense - convertible notes                        4           -             -             -             4
    Other equity - convertible notes                          (29)          -             -             -           (29)
    Tax effect of US GAAP adjustments                           -           -             -             -             -
                                                    ----------------------------------------------------------------------
 Equity - US GAAP                                         $ 1,340       $ 812       $ 2,254      $ (3,132)      $ 1,274
                                                    ----------------------------------------------------------------------


(1)The US GAAP differences as they apply to CP Ships are discussed in note 24.


 Supplemental  consolidating  balance  sheets  and  reconciliation  of equity  under  Canadian  GAAP to equity  under US
 GAAP as at 31st December 2003
                                                          CP Ships    Subsidiary         Other               Consolidated
 Canadian GAAP                                             Limited    Guarantors  Subsidiaries Eliminations        Totals
                                                           -------    ----------  ------------ ------------        ------
 ASSETS
 Current assets
 Cash and cash equivalents                                      2          30            43             -            75
 Accounts receivable
    Intercompany                                                2       1,325         1,464        (2,791)            -
    Trade and other receivables                                 -         382           125             -           507
 Loans to affiliated companies due within one year            338         237           305          (880)            -
 Inventory                                                      -          21             3             -            24
                                                    ----------------------------------------------------------------------
                                                              342       1,995         1,940        (3,671)          606
                                                    ----------------------------------------------------------------------
 Investments in subsidiaries                                1,449          58         1,192        (2,699)            -
 Property, plant and equipment                                  -         166         1,069             -         1,235
 Deferred charges                                               7           7            18             -            32
 Goodwill                                                       -         488           110             -           598
 Future income tax assets                                       -           -             4             -             4
 Other assets and intangible assets                             -          15            10             -            25
                                                    ----------------------------------------------------------------------
                                                          $ 1,798     $ 2,729       $ 4,343      $ (6,370)      $ 2,500
                                                    ----------------------------------------------------------------------
 LIABILITIES
 Current liabilities
 Accounts payable and accrued liabilities
    Intercompany                                               29       1,434         1,328        (2,791)            -
    Accounts payable and accrued liabilities                   11         331           222             -           564
 Loans from affiliated companies due within one year          290          15           575          (880)            -
 Long-term debt due within one year                             -           2            17             -            19
                                                    ----------------------------------------------------------------------
                                                              330       1,782         2,142        (3,671)          583
 Long-term liabilities
 Long-term debt due after one year                            196         115           321             -           632
 Future income tax liabilities                                  -           -             7             -             7
                                                    ----------------------------------------------------------------------
                                                              196         115           328             -           639
 Shareholders' equity
 Common share capital                                         686          20           848          (868)          686
 Share premium                                                  -         297             -          (297)            -
 Contributed surplus                                            7         444             -          (444)            7
 Retained earnings                                            579          69         1,021        (1,090)          579
 Cumulative foreign currency translation adjustments            -           2             4             -             6
                                                    ----------------------------------------------------------------------
                                                            1,272         832         1,873        (2,699)        1,278
                                                    ----------------------------------------------------------------------
                                                          $ 1,798     $ 2,729       $ 4,343      $ (6,370)      $ 2,500
                                                    ----------------------------------------------------------------------

 Equity - Canadian GAAP                                     1,272         832         1,873        (2,699)        1,278
 US GAAP adjustments(1)
    Embedded derivatives                                        -          (9)            -             -            (9)
    Interest rate swaps                                         3           -             -             -             3
    Foreign currency contracts                                  -           -             1             -             1
    Bunker fuel price contracts                                 -           -             1             -             1
    Acquisition-related costs                                   -         (44)            -             -           (44)
    Pension costs                                               -         (13)            1             -           (12)
    Stock-based compensation                                   (3)          -             -             -            (3)
    Ships                                                       -         (22)            -             -           (22)
    Capitalized interest                                        -           -             4             -             4
    Restructuring costs                                         -           2             1             -             3
    Compensation expense - Rabbi Trust                          -          (1)            -             -            (1)
    Treasury stock - Rabbi Trust                                -          (2)            -             -            (2)
    Tax effect of US GAAP adjustments                           -           -             -             -             -
                                                    ----------------------------------------------------------------------
 Equity - US GAAP                                         $ 1,272       $ 743       $ 1,881      $ (2,699)      $ 1,197
                                                    ----------------------------------------------------------------------


(1)The US GAAP differences as they apply to CP Ships are discussed in note 24.


 Supplemental consolidating statements of cash flow - 2004

                                                                                            YEAR ENDED 31ST DECEMBER 2004
                                                          CP Ships    Subsidiary        Other                Consolidated
                                                           Limited    Guarantors Subsidiaries  Eliminations        Totals
                                                           -------    ---------- ------------  ------------        ------

 Operating Activities
 Net income                                                 69           119           204         (323)           69
 Depreciation and amortization of intangible assets          -            16           108            -           124
 Income from subsidiaries                                 (144)          (37)          (82)         263             -
 Future income tax benefit                                   -             -            (2)           -            (2)
 Amortization of deferred charges                            2             2            13            -            17
 Amortization of bond discount                               1             -             -            -             1
 Gain on disposal of subsidiaries                           36           (96)            -           60             -
 Stock based compensation                                    7             -             -            -             7
 Accretion of convertible notes                              4             -                          -             4
 Other                                                       -             -            (2)           -            (2)
                                                    ----------------------------------------------------------------------
                                                           (25)            4           239            -           218

 Decrease/(increase) in non-cash working capital           (14)         (249)          290            -            27
                                                    ----------------------------------------------------------------------

 Cash from operations before exceptional item
    related payments                                       (39)         (245)          529            -           245
 Exceptional item payments                                   -            (1)           (1)           -            (2)
                                                     ----------------------------------------------------------------------

 Cash from operations                                      (39)         (246)          528            -           243

 Financing activities
 Increase in share capital                                   2             -           217         (217)            2
 Convertible notes issued                                  200             -             -            -           200
 Increase in long-term debt                                  -             -            76            -            76
 Repayment of long-term debt                                 -            (2)         (367)           -          (369)
 Increase in deferred financing costs                       (6)            -            (4)           -           (10)
 Financing costs allocated to Other Equity                  (1)            -             -            -            (1)
 (Decrease)/increase in loans from
     affiliated companies                                   82           258          (340)           -             -
 Common share dividends paid                               (14)            -             -            -           (14)
                                                    ----------------------------------------------------------------------

 Cash inflow/(outflow) from financing activities           263           256          (418)        (217)         (116)

 Investing activities
 Additions to property, plant and equipment                  -            (6)          (32)           -           (38)
 Increase in deferred dry-dock costs                         -            (4)          (20)           -           (24)
 Acquisition of businesses                                   -             -            (5)           -            (5)
 Proceeds from disposal of property, plant and
     equipment                                               -             -             2            -             2
 Increase in investments in affiliated companies          (217)            -             -          217             -
 Increase in other assets                                    -            (1)           (1)           -            (2)
                                                    ----------------------------------------------------------------------

 Cash (outflow)/inflow from investing activities          (217)          (11)          (56)         217           (67)
                                                    ----------------------------------------------------------------------

 Increase/(decrease) in cash and cash equivalents            7            (1)           54            -            60

 Cash and cash equivalents at beginning of year              2            30            43            -            75

                                                    ----------------------------------------------------------------------
  Cash and cash equivalents at end of year                  $9           $29           $97           $-         $ 135
                                                    ----------------------------------------------------------------------




 Supplemental consolidating statements of cash flow - 2003

                                                                                            YEAR ENDED 31ST DECEMBER 2003
                                                          CP Ships    Subsidiary        Other                Consolidated
                                                           Limited    Guarantors Subsidiaries  Eliminations        Totals
                                                           -------    ---------- ------------  ------------        ------
 Operating Activities
 Net income                                                 53            93            74         (167)           53
 Depreciation and amortization of intangible assets          -            38            81            -           119
 Exceptional items                                           -             7             3            -            10
 Income from subsidiaries                                  (74)           (9)          (84)         167             -
 Future income tax benefit                                   -            (1)           (3)           -            (4)
 Amortization of deferred charges                            1             3             9            -            13
 Diminution in value of property, plant and
    equipment                                                -             2             -            -             2
 Gain on disposal of property, plant and equipment           -            (2)            -            -            (2)
 Stock based compensation                                    6             -             -            -             6
                                                    ----------------------------------------------------------------------
                                                           (14)          131            80            -           197

 Decrease/(increase) in non-cash working capital            24           (79)           18            -           (37)
                                                    ----------------------------------------------------------------------

 Cash from operations before exceptional item               10            52            98            -           160
    related payments
 Exceptional item related payments                           -            (6)           (4)           -           (10)
                                                    ----------------------------------------------------------------------

 Cash from operations                                       10            46            94            -           150

 Financing activities
 Increase in share capital                                   1             -            24          (24)            1
 Increase in long-term debt                                  -             -           104            -           104
 Repayment of long-term debt                                 -            (3)         (169)           -          (172)
 Increase in deferred financing costs                        -             -            (1)           -            (1)
 (Decrease)/increase in loans from
    affiliated companies                                    18           (72)           54            -             -
 Reimbursement of ship stage payments                        -             -            43            -            43
 Common share dividends paid                               (14)            -             -            -           (14)
                                                    ----------------------------------------------------------------------

 Cash inflow/(outflow) from financing activities             5           (75)           55          (24)          (39)

 Investing activities
 Additions to property, plant and equipment                  -            (5)         (153)           -          (158)
 Increase in deferred dry-dock costs                         -            (1)           (3)           -            (4)
 Proceeds from disposal of property, plant and
    equipment                                                -            18             -            -            18
 Increase in investments in affiliated companies           (14)          (10)            -           24             -
 Increase in other assets                                    -            (1)           (1)           -            (2)
                                                    ----------------------------------------------------------------------

 Cash (outflow)/inflow from investing activities           (14)            1          (157)          24          (146)
                                                    ----------------------------------------------------------------------

 Increase/(decrease) in cash and cash equivalents            1           (28)           (8)           -           (35)

 Cash and cash equivalents at beginning of year              1            58            51            -           110

                                                    ----------------------------------------------------------------------
 Cash and cash equivalents at end of year                  $ 2          $ 30          $ 43          $ -          $ 75
                                                    ----------------------------------------------------------------------




 Supplemental consolidating statements of cash flow - 2002

                                                                                         YEAR ENDED 31ST DECEMBER 2002
                                                          CP Ships   Subsidiary        Other              Consolidated
                                                           Limited   Guarantors Subsidiaries Eliminations       Totals
                                                           -------   ---------- ------------ ------------       ------
 Operating Activities
 Net income                                                 45            31           61          (92)          45
 Depreciation and amortization of intangible assets          -            41           52            -           93
 Exceptional items                                           -            (3)           1            -           (2)
 Income from subsidiaries                                  (61)            2          (33)          92            -
 Future income tax benefit                                   -            (1)           -            -           (1)
 Amortization of deferred charges                            -             3            6            -            9
 Other                                                       1            (3)           5           (2)           1
                                                     -------------------------------------------------------------------
                                                           (15)           70           92           (2)         145

 Decrease/(increase) in non-cash working capital             9           (72)          12            2          (49)
                                                     -------------------------------------------------------------------

 Cash from operations before exceptional item               (6)           (2)         104            -           96
    related payments
 Exceptional item related payments                           -             -          (12)           -          (12)
                                                    -------------------------------------------------------------------

 Cash from operations                                       (6)           (2)          92            -           84

 Financing activities
 Increase in share capital                                  88             -          229         (229)          88
 Increase in long-term debt                                196             -          361            -          557
 Repayment of long-term debt                                 -             -         (212)           -         (212)
 Repayment of Italia short-term debt                         -             -          (11)           -          (11)
 Increase in deferred financing costs                       (8)            -           (3)           -          (11)
 (Decrease)/increase in loans from
    affiliated companies                                   (55)           32           23            -            -
 Common share dividends paid                               (14)            -            -            -          (14)
                                                     -------------------------------------------------------------------

 Cash inflow/(outflow) from financing activities           207            32          387         (229)         397

 Investing activities
 Additions to property, plant and equipment                  -           (14)        (425)           -         (439)
 Increase in deferred dry-dock costs                         -            (2)          (7)           -           (9)
 Acquisition of businesses                                   -             -          (40)           -          (40)
 Proceeds from disposal of property, plant and
    equipment                                                -             3            2            -            5
 Increase in investments in affiliated companies          (200)          (29)           -          229            -
 Increase in other assets                                    -            (4)           -            -           (4)
                                                    -------------------------------------------------------------------

 Cash (outflow)/inflow from investing activities          (200)          (46)        (470)         229         (487)
                                                    -------------------------------------------------------------------

 Increase/(decrease) in cash and cash equivalents            1           (16)           9            -           (6)

 Cash and cash equivalents at beginning of year              -            74           42            -          116

                                                     -------------------------------------------------------------------
 Cash and cash equivalents at end of year                  $ 1          $ 58         $ 51          $ -        $ 110
                                                    -------------------------------------------------------------------

